BANKINTER
Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations
Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

82-2972

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

May, 14th 2003

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2002 & 2003

- Balance Sheet as of October,November,December 2002, January,February and March 2003 (Spanish Banking Committee) Reports # 1,2,3,4,5,6.
- Balance Sheet and P&L December 2002 and March 2003(Spanish Banking Committee) Report # 7,8,9,10
- 3rd and 4th quarterly dividend for 2002(Stock exchange, press release, official gazette) Report # 11,12
- Standard & Poor´s rating of bankinter ,Report #13
- 2002 Annual Report. Report # 14.
- December 2002 and March 2003 financial Summary, Report # 15,16
- Announcement for Extraordinary General Meeting , Report # 17

Yours sincerely,

José Luis Vega
Director

dlw 5/27

BALANCE PUBLICO INDIVIDUAL

31 de Octubre de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		231.010
1.1. Caja	50.500	
1.2. Banco de España	156.560	
1.3. Otros bancos centrales	23.950	
2. DEUDAS DEL ESTADO (a)		1.509.432
3. ENTIDADES DE CREDITO		3.384.992
3.1. A la vista	78.259	
3.2. Otros créditos	3.306.733	
4. CREDITOS SOBRE CLIENTES		15.416.187
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		611.189
5.1. De emisión pública	68.328	
5.2. Otros emisores	542.861	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		9.699
7. PARTICIPACIONES		3.238
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.238	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		101.428
8.1. En entidades de crédito	0	
8.2. Otras	101.428	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		107.596
10.1. Terrenos y edificios de uso propio	41.481	
10.2. Otros inmuebles	9.279	
10.3. Mobiliario, instalaciones y otros	56.836	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		568.267
14. CUENTAS DE PERIODIFICACION		112.622
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.067.323
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.328.371
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.199.185	
1.4. Otros pasivos contingentes	129.186	

BALANCE PUBLICO INDIVIDUAL

31 de Octubre de 2002

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.600.581
1.1. A la vista	140.245	
1.2. A plazo o con preaviso	3.460.336	
2. DEBITOS A CLIENTES		14.511.638
2.1. Depósitos de ahorro	10.782.686	
2.1.1. A la vista	5.240.479	
2.1.2. A plazo	5.542.207	
2.2. Otros débitos	3.728.952	
2.2.1. A la vista	0	
2.2.2. A plazo	3.728.952	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.689.754
3.1. Bonos y obligaciones en circulación	170.404	
3.2. Pagarés y otros valores	1.519.350	
4. OTROS PASIVOS		622.808
5. CUENTAS DE PERIODIFICACION		306.071
6. PROVISIONES PARA RIESGOS Y CARGAS		147.244
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	147.244	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		22.067.323
CUENTAS DE ORDEN		
2. COMPROMISOS		3.479.910
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.441.434	
2.3. Otros compromisos	38.476	
SUMA CUENTAS DE ORDEN		6.808.281



03 ... 7:21

BALANCE PUBLICO INDIVIDUAL

30 de Noviembre de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		132.712
1.1. Caja	52.079	
1.2. Banco de España	53.973	
1.3. Otros bancos centrales	26.660	
2. DEUDAS DEL ESTADO (a)		1.540.586
3. ENTIDADES DE CREDITO		3.004.072
3.1. A la vista	110.613	
3.2. Otros créditos	2.893.459	
4. CREDITOS SOBRE CLIENTES		15.477.669
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		600.289
5.1. De emisión pública	51.082	
5.2. Otros emisores	549.207	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		10.872
7. PARTICIPACIONES		3.228
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.228	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		101.428
8.1. En entidades de crédito	0	
8.2. Otras	101.428	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		108.018
10.1. Terrenos y edificios de uso propio	41.507	
10.2. Otros inmuebles	9.903	
10.3. Mobiliario, instalaciones y otros	56.608	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		672.987
14. CUENTAS DE PERIODIFICACION		114.710
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.778.234
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.348.294
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.214.337	
1.4. Otros pasivos contingentes	133.957	

BALANCE PUBLICO INDIVIDUAL

30 de Noviembre de 2002

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.893.007
1.1. A la vista	166.059	
1.2. A plazo o con preaviso	3.726.948	
2. DEBITOS A CLIENTES		14.238.444
2.1. Depósitos de ahorro	10.762.973	
2.1.1. A la vista	5.368.247	
2.1.2. A plazo	5.394.726	
2.2. Otros débitos	3.475.471	
2.2.1. A la vista	0	
2.2.2. A plazo	3.475.471	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.534.252
3.1. Bonos y obligaciones en circulación	88.050	
3.2. Pagarés y otros valores	1.446.202	
4. OTROS PASIVOS		474.055
5. CUENTAS DE PERIODIFICACION		301.907
6. PROVISIONES PARA RIESGOS Y CARGAS		147.342
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	147.342	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		21.778.234
CUENTAS DE ORDEN		
2. COMPROMISOS		3.573.632
2.1. Cesiones temporales con opción de recompra .	0	
2.2. Disponibles por terceros	3.544.353	
2.3. Otros compromisos	29.279	
SUMA CUENTAS DE ORDEN		6.921.926

0128 — 2002

BANKINTER — DICIEMBRE


#3

ACTIVO	(Miles de euros r
1. Caja y depósitos en bancos centrales	380.444
1.1. Caja	63.425
1.2. Banco de España	291.313
1.3. Otros bancos centrales	25.706
2. Deudas del Estado (incluye certificados del BE) ..	2.565.850
3. Entidades de crédito	2.484.634
3.1. A la vista	78.941
3.2. Otros créditos	2.405.693
4. Créditos sobre clientes	15.037.670
5. Obligaciones y otros valores de renta fija	1.235.953
5.1. De emisión pública	8.610
5.2. Otros emisores	1.227.343
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	12.034
7. Participaciones	3.144
7.1. En entidades de crédito	0
7.2. Otras participaciones	3.144
8. Participaciónes en empresas del grupo	101.634
8.1. En entidades de crédito	0
8.2. Otras	101.634
9. Activos inmateriales	0
9.1. Gastos de constitución y de primer establecimi	0
9.2. Otros gastos amortizables	0
10. Activos materiales	107.735
10.1. Terrenos y edificios de uso propio	41.711
10.2. Otros inmuebles	7.554
10.3. Mobiliario, instalaciones y otros	58.470
11. Capital suscrito no desembolsado	0
11.1. Dividendos pasivos reclamados no desembols	0
11.2. Resto	0
12. Acciones propias	11.373
Promemoria : nominal	1.555
13. Otros activos	505.784
14. Cuentas de periodificación	116.534
15. Pérdidas del ejercicio	0
TOTAL ACTIVO	**22.562.789**

PASIVO

1. Entidades de crédito	4.771.754
1.1. A la vista	120.155
1.2. A plazo o con preaviso	4.651.599
2. Débitos a clientes	13.696.008
2.1. Depósitos de ahorro	10.002.616
2.1.1. A la vista	5.372.108
2.1.2. A plazo	4.630.508
2.2. Otros débitos	3.693.392
2.2.1. A la vista	0
2.2.2. A plazo	3.693.392
3. Débitos representados por valores negociables	1.977.559
3.1. Bonos y obligaciones en circulación	88.050
3.2. Pagarés y otros valores	1.889.509
4. Otros pasivos	456.581
5. Cuentas de periodificación	224.611
6. Provisiones para riesgos y cargas	163.686
6.1. Fondo de pensionistas	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	163.686
6 bis Fondo para riesgos bancarios generales	47.307
7. Beneficios del ejercicio	96.139
8. Pasivos subordinados	467.286
9. Capital suscrito	113.656
10.Primas de emisión	242.964
11.Reservas	283.011
12.Reservas de revalorización	22.227
13.Resultados de ejercicios anteriores	0
TOTAL PASIVO	**22.562.789**
CUENTAS DE ORDEN	
1. Pasivos contingentes	3.448.201
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	3.327.697
1.4. Otros pasivos contingentes	120.504
2. Compromisos	3.428.991
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	3.392.896
2.3. Otros compromisos	36.095
SUMA CUENTAS DE ORDEN	**6.877.192**



BALANCE PUBLICO INDIVIDUAL

31 de Enero de 2.003

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		268.329
1.1. Caja	56.663	
1.2. Banco de España	201.003	
1.3. Otros bancos centrales	10.663	
2. DEUDAS DEL ESTADO (a)		3.521.979
3. ENTIDADES DE CREDITO		2.417.357
3.1. A la vista	104.780	
3.2. Otros créditos	2.312.577	
4. CREDITOS SOBRE CLIENTES		15.192.486
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		1.214.881
5.1. De emisión pública	36.120	
5.2. Otros emisores	1.178.761	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		18.115
7. PARTICIPACIONES		3.098
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.098	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		101.664
8.1. En entidades de crédito	0	
8.2. Otras	101.664	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		106.850
10.1. Terrenos y edificios de uso propio	41.608	
10.2. Otros inmuebles	7.328	
10.3. Mobiliario, instalaciones y otros	57.914	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.373
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		525.943
14. CUENTAS DE PERIODIFICACION		105.868
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		23.487.943
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.722.698
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.604.917	
1.4. Otros pasivos contingentes	117.781	

BALANCE PUBLICO INDIVIDUAL

31 de Enero de 2.003

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		5.325.303
1.1. A la vista	153.715	
1.2. A plazo o con preaviso	5.171.588	
2. DEBITOS A CLIENTES		14.078.354
2.1. Depósitos de ahorro	11.023.286	
2.1.1. A la vista	5.417.730	
2.1.2. A plazo	5.605.556	
2.2. Otros débitos	3.055.068	
2.2.1. A la vista	0	
2.2.2. A plazo	3.055.068	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.660.839
3.1. Bonos y obligaciones en circulación	88.050	
3.2. Pagarés y otros valores	1.572.789	
4. OTROS PASIVOS		820.487
5. CUENTAS DE PERIODIFICACION		208.345
6. PROVISIONES PARA RIESGOS Y CARGAS		122.049
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	122.049	
6. bis. FONDO PARA RIESGOS GENERALES		47.283
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		283.011
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		96.139
TOTAL PASIVO		23.487.943
CUENTAS DE ORDEN		
2. COMPROMISOS		3.386.199
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.345.448	
2.3. Otros compromisos	40.751	
SUMA CUENTAS DE ORDEN		7.108.897



BALANCE PUBLICO INDIVIDUAL

28 de Febrero de 2.003

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		217.033
1.1. Caja	56.963	
1.2. Banco de España	133.119	
1.3. Otros bancos centrales	26.951	
2. DEUDAS DEL ESTADO (a)		3.462.619
3. ENTIDADES DE CREDITO		1.662.479
3.1. A la vista	99.719	
3.2. Otros créditos	1.562.760	
4. CREDITOS SOBRE CLIENTES		15.483.301
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		1.012.954
5.1. De emisión pública	58.157	
5.2. Otros emisores	954.797	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		18.348
7. PARTICIPACIONES		3.063
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.063	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		101.404
8.1. En entidades de crédito	0	
8.2. Otras	101.404	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		106.715
10.1. Terrenos y edificios de uso propio	41.517	
10.2. Otros inmuebles	8.100	
10.3. Mobiliario, instalaciones y otros	57.098	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.373
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		539.578
14. CUENTAS DE PERIODIFICACION		106.431
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		22.725.298
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.710.397
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	3.603.156	
1.4. Otros pasivos contingentes	107.241	

BALANCE PUBLICO INDIVIDUAL

28 de Febrero de 2.003

PASIVO

Concepto		Miles de Euros
1. ENTIDADES DE CREDITO		3.512.599
1.1. A la vista	157.108	
1.2. A plazo o con preaviso	3.355.491	
2. DEBITOS A CLIENTES		15.142.961
2.1. Depósitos de ahorro	10.803.491	
2.1.1. A la vista	5.449.121	
2.1.2. A plazo	5.354.370	
2.2. Otros débitos	4.339.470	
2.2.1. A la vista	0	
2.2.2. A plazo	4.339.470	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.956.491
3.1. Bonos y obligaciones en circulación	152.352	
3.2. Pagarés y otros valores	1.804.139	
4. OTROS PASIVOS		508.200
5. CUENTAS DE PERIODIFICACION		205.797
6. PROVISIONES PARA RIESGOS Y CARGAS		126.684
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	126.684	
6. bis. FONDO PARA RIESGOS GENERALES		47.283
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.656
10. PRIMAS DE EMISION		242.964
11. RESERVAS		283.011
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		96.139
TOTAL PASIVO		22.725.298
CUENTAS DE ORDEN		
2. COMPROMISOS		3.503.070
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.451.212	
2.3. Otros compromisos	51.858	
SUMA CUENTAS DE ORDEN		7.213.467



#6

0128 — 2003
BANKINTER — MARZO
ACTIVO — (Miles de euros redondead

ACTIVO	(Miles de euros redondead
1. Caja y depósitos en bancos centrales	150,139
1.1. Caja	55,550
1.2. Banco de España	72,200
1.3. Otros bancos centrales	22,389
2. Deudas del Estado (incluye certificados del	2,950,831
3. Entidades de crédito	2,355,508
3.1. A la vista	75,390
3.2. Otros créditos	2,280,118
4. Créditos sobre clientes	15,638,214
5. Obligaciones y otros valores de renta fija	1,039,746
5.1. De emisión pública	30,626
5.2. Otros emisores	1,009,120
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	9,440
7. Participaciones	2,110
7.1. En entidades de crédito	0
7.2. Otras participaciones	2,110
8. Participaciónes en empresas del grupo	100,503
8.1. En entidades de crédito	0
8.2. Otras	100,503
9. Activos inmateriales	0
9.1. Gastos de constitución y de primer estab	0
9.2. Otros gastos amortizables	0
10. Activos materiales	105,894
10.1. Terrenos y edificios de uso propio	41,491
10.2. Otros inmuebles	8,070
10.3. Mobiliario, instalaciones y otros	56,333
11. Capital suscrito no desembolsado	0
11.1. Dividendos pasivos reclamados no dese	0
11.2. Resto	0
12. Acciones propias	11,973
Promemoria : nominal	1,555
13. Otros activos	527,927
14. Cuentas de periodificación	109,032
15. Pérdidas del ejercicio	0
TOTAL ACTIVO	**23,001,317**

PASIVO	
1. Entidades de crédito	4,031,998
1.1. A la vista	150,834
1.2. A plazo o con preaviso	3,881,164
2. Débitos a clientes	14,986,262
2.1. Depósitos de ahorro	10,835,109
2.1.1. A la vista	5,717,600
2.1.2. A plazo	5,117,509
2.2. Otros débitos	4,151,153
2.2.1. A la vista	0
2.2.2. A plazo	4,151,153
3. Débitos representados por valores negociab	1,903,977
3.1. Bonos y obligaciones en circulación	152,352
3.2. Pagarés y otros valores	1,751,625
4. Otros pasivos	491,945
5. Cuentas de periodificación	199,999
6. Provisiones para riesgos y cargas	129,641
6.1. Fondo de pensionistas	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	129,641
6 bis Fondo para riesgos bancarios generales .	53,662
7. Beneficios del ejercicio	53,151
8. Pasivos subordinados	467,286
9. Capital suscrito	113,656
10.Primas de emisión	242,964
11.Reservas	304,549
12.Reservas de revalorización	22,227
13.Resultados de ejercicios anteriores	0
TOTAL PASIVO	**23,001,317**
CUENTAS DE ORDEN	
1. Pasivos contingentes	3,533,689
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	3,424,399
1.4. Otros pasivos contingentes	109,290
2. Compromisos	3,499,536
2.1. Cesiones temporales con opción de recom	0
2.2. Disponibles por terceros	3,467,290
2.3. Otros compromisos	32,246
SUMA CUENTAS DE ORDEN	**7,033,225**

#7

0128
GRUPO BANKINTER
ACTIVO

	2002 DICIEMBRE (Miles de euros redondeados
1. Caja y depósitos en bancos centrales	**380.444**
1.1. Caja	63.425
1.2. Banco de España	291.313
1.3. Otros bancos centrales	25.706
2. Deudas del Estado (incluye los Certificados del BE)	**2.568.712**
3. Entidades de crédito	**2.487.862**
3.1. A la vista	82.169
3.2. Otros créditos	2.405.693
4. Créditos sobre clientes	**15.006.669**
5. Obligaciones y otros valores de renta fija	**1.235.953**
5.1. De emisión pública	8.610
5.2. Otros emisores	1.227.343
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	**12.073**
7. Participaciones	**47.324**
7.1. En entidades de crédito	0
7.2. Otras participaciones	47.324
8. Participaciónes en empresas del grupo	**91.050**
8.1. En entidades de crédito	0
8.2. Otras	91.050
9. Activos inmateriales	**0**
9.1. Gastos de constitución y de primer establecimiento	0
9.2. Otros gastos amortizables	0
9 Bis Fondo de comercio de consolidacion	**20.290**
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	20.290
10. Activos materiales	**135.098**
10.1. Terrenos y edificios de uso propio	41.868
10.2. Otros inmuebles	31.769
10.3. Mobiliario, instalaciones y otros	61.461
11. Capital suscrito no desembolsado	**0**
11.1. Dividendos pasivos reclamados no desembolsados	0
11.2. Resto	0
12. Acciones propias	**15.116**
Promemoria : nominal	2.068
13. Otros activos	**496.745**
14. Cuentas de periodificación	**124.561**
15. Pérdidas en sociedades consolidadas	**31.410**
15.1. Por integración global y proporcional	8.773
15.2. Por puesta en equivalencia	22.637
15.3. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	**0**
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	**22.653.307**

PASIVO	
1. Entidades de crédito	**4.771.754**
1.1. A la vista	120.155
1.2. A plazo o con preaviso	4.651.599
2. Débitos a clientes	**12.257.660**
2.1. Depósitos de ahorro	8.577.708
2.1.1. A la vista	5.320.968
2.1.2. A plazo	3.256.740
2.2. Otros débitos	3.679.952
2.2.1. A la vista	0
2.2.2. A plazo	3.679.952
3. Débitos representados por valores negociables	**3.282.785**
3.1. Bonos y obligaciones en circulación	1.464.392
3.2. Pagarés y otros valores	1.818.393
4. Otros pasivos	**474.560**
5. Cuentas de periodificación	**251.459**
6. Provisiones para riesgos y cargas	**186.793**
6.1. Fondo de pensionistas	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	186.793
6 bis. Fondo para riesgos bancarios generales	**47.307**
6 Ter. Diferencia negativa de consolidación	**55**
6. ter 1. Por integración global y proporcional	55
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	**119.486**
7.1. Del grupo	110.329
7.2. De minoritarios	9.157
8. Pasivos subordinados	**197.767**
8 bis. Intereses minoritarios	**269.519**
9. Capital suscrito	**113.656**
10.Primas de emisión	**242.964**
11.Reservas	**352.738**
12.Reservas de revalorización	**22.227**
12 bis. Reservas en sociedades consolidadas	**62.577**
12 bis 1. Por integración global y proporcional	15.409
12 bis 2. Por puesta en equivalencia	47.168
12 bis 3. Por diferencias de conversión	0
13.Resultados de ejercicios anteriores	**0**
TOTAL PASIVO	**22.653.307**
CUENTAS DE ORDEN	
1. Pasivos contingentes	**1.748.901**
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.628.397
1.4. Otros pasivos contingentes	120.504
2. Compromisos	**3.345.189**
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	3.309.094
2.3. Otros compromisos	36.095
SUMA CUENTAS DE ORDEN	**5.094.090**

#8

0128
GRUPO BANKINTER

	2002 **DICIEMBRE** **(Miles de euros**
1. Intereses y rendimientos asimilados	983.326
De los que: De la cartera de renta fija	108.749
2. Intereses y cargas asimiladas	595.525
3. Rendimiento de la cartera de renta variable	646
3.1 De acciones y otros títulos de renta variable	561
3.2 De participaciones........	85
3.3 De participaciones en el grupo	0
A) MARGEN DE INTERMEDIACION	**388.447**
4. Comisiones percibidas	191.382
5. Comisiones pagadas	51.525
6. Resultados de operaciones financieras........	19.818
B) MARGEN ORDINARIO	**548.122**
7. Otros productos de explotación	12.561
8. Gastos generales de administración	290.791
8.1 De personal	166.888
De los que:	
Sueldos y salarios	109.730
Cargas sociales	27.449
De las que: Pensiones	3.052
8.2 Otros gastos administrativos	123.903
9. Amortización y saneamiento de activos materiales o inmateri	22.365
10. Otras cargas de explotación	4.824
C) MARGEN DE EXPLOTACION	**242.703**
11. Resultados netos generados por Sociedades puestas en equ	18.615
11.1 Participación en beneficios de sociedades puestas en equivalencia	21.775
11.2 Participación en pérdidas de sociedades puestas en equivalencia	3.160
11.3 Correcciones de valor por cobro de dividendos	0
12. Amortización del fondo de comercio de consolidación	2.640
13. Beneficios por operaciones grupo	14.567
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	0
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	2.278
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	12.289
13.4 Reversión de diferencias negativas de consolidación..	0
14. Quebrantos por operaciones grupo	16.484
14.1 Pérdidas por enajenación de participaciones en	0
entidades consolidadas por integración global y	0

proporcional	
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	16.484
15. Amortización y provisiones para insolvencias (neto)	66.263
16. Saneamiento de inmovilizaciones financieras (neto)............	1.853
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	27.233
19. Quebrantos extraordinarios	29.700
D) RESULTADO ANTES DE IMPUESTOS..................................	**186.202**
20. Impuesto sobre beneficios	66.716
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**119.486**
E.1 Resultado atribuido a la minoría	9.157
E.2 Resultado atribuido al grupo	110.329

#9

0128 — 2003

GRUPO BANKINTER — MARZO

ACTIVO	(Miles de euros
1. Caja y depósitos en bancos centrales	**150.139**
1.1. Caja	55.550
1.2. Banco de España	72.200
1.3. Otros bancos centrales	22.389
2. Deudas del Estado (incluye los Certificados del BE)	**2.953.693**
3. Entidades de crédito	**2.356.549**
3.1. A la vista	76.431
3.2. Otros créditos	2.280.118
4. Créditos sobre clientes	**15.363.815**
5. Obligaciones y otros valores de renta fija	**1.320.978**
5.1. De emisión pública	30.626
5.2. Otros emisores	1.290.352
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	**1.209**
7. Participaciones	**46.383**
7.1. En entidades de crédito	0
7.2. Otras participaciones	46.383
8. Participaciónes en empresas del grupo	**85.713**
8.1. En entidades de crédito	0
8.2. Otras	85.713
9. Activos inmateriales	**0**
9.1. Gastos de constitución y de primer establecimiento	0
9.2. Otros gastos amortizables	0
9 Bis Fondo de comercio de consolidacion	**19.631**
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	19.631
10. Activos materiales	**132.214**
10.1. Terrenos y edificios de uso propio	41.646
10.2. Otros inmuebles	31.942
10.3. Mobiliario, instalaciones y otros	58.626
11. Capital suscrito no desembolsado	**0**
11.1. Dividendos pasivos reclamados no desembolsados	0
11.2. Resto	0
12. Acciones propias	**16.184**
Promemoria : nominal	2.068
13. Otros activos	**490.104**
14. Cuentas de periodificación	**116.435**
15. Pérdidas en sociedades consolidadas	**39.720**
15.1. Por integración global y proporcional	17.072
15.2. Por puesta en equivalencia	22.648
15.3. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	**0**
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	**23.092.767**

PASIVO	
1. Entidades de crédito	**4.031.998**
1.1. A la vista	150.834
1.2. A plazo o con preaviso	3.881.164
2. Débitos a clientes	**13.394.745**
2.1. Depósitos de ahorro	9.257.331
2.1.1. A la vista	5.675.649
2.1.2. A plazo	3.581.682
2.2. Otros débitos	4.137.414
2.2.1. A la vista	0
2.2.2. A plazo	4.137.414
3. Débitos representados por valores negociables	**3.381.607**
3.1. Bonos y obligaciones en circulación	1.629.982
3.2. Pagarés y otros valores	1.751.625
4. Otros pasivos	**505.240**
5. Cuentas de periodificación	**201.858**
6. Provisiones para riesgos y cargas	**179.564**
6.1. Fondo de pensionistas	0
6.2. Provisión para impuestos	0
6.3. Otras provisiones	179.564
6 bis. Fondo para riesgos bancarios generales	**53.662**
6 Ter. Diferencia negativa de consolidación	**145**
6. ter 1. Por integración global y proporcional	145
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	**37.332**
7.1. Del grupo	33.451
7.2. De minoritarios	3.881
8. Pasivos subordinados	**197.767**
8 bis. Intereses minoritarios	**269.519**
9. Capital suscrito	**113.656**
10.Primas de emisión	**242.964**
11.Reservas	**390.056**
12.Reservas de revalorización	**22.227**
12 bis. Reservas en sociedades consolidadas	**70.427**
12 bis 1. Por integración global y proporcional	16.149
12 bis 2. Por puesta en equivalencia	54.278
12 bis 3. Por diferencias de conversión	0
13.Resultados de ejercicios anteriores	**0**
TOTAL PASIVO	**23.092.767**
CUENTAS DE ORDEN	
1. Pasivos contingentes	**1.715.366**
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.606.076
1.4. Otros pasivos contingentes	109.290
2. Compromisos	**3.411.263**
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	3.379.017
2.3. Otros compromisos	32.246
SUMA CUENTAS DE ORDEN	**5.126.629**

#10

0128
GRUPO BANKINTER

	2003 MARZO (Miles de euros
1. Intereses y rendimientos asimilados	233.221
De los que: De la cartera de renta fija	43.448
2. Intereses y cargas asimiladas	133.691
3. Rendimiento de la cartera de renta variable	1.168
3.1 De acciones y otros títulos de renta variable	749
3.2 De participaciones	419
3.3 De participaciones en el grupo	0
A) MARGEN DE INTERMEDIACION	**100.698**
4. Comisiones percibidas	45.895
5. Comisiones pagadas	11.700
6. Resultados de operaciones financieras	2.797
B) MARGEN ORDINARIO	**137.690**
7. Otros productos de explotación	2.781
8. Gastos generales de administración	62.863
8.1 De personal	37.025
De los que:	
Sueldos y salarios	25.723
Cargas sociales	7.051
De las que: Pensiones	780
8.2 Otros gastos administrativos	25.838
9. Amortización y saneamiento de activos materiales o inmateri	4.760
10. Otras cargas de explotación	1.192
C) MARGEN DE EXPLOTACION	**71.656**
11. Resultados netos generados por Sociedades puestas en eqı	5.416
11.1 Participación en beneficios de sociedades puestas en equivalencia	5.829
11.2 Participación en pérdidas de sociedades puestas en equivalencia	413
11.3 Correcciones de valor por cobro de dividendos	0
12. Amortización del fondo de comercio de consolidación	659
13. Beneficios por operaciones grupo	4.173
13.1 Beneficios por enajenación de participaciones en	0
entidades consolid. por integr. global y proporcional	
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	4.173
13.4 Reversión de diferencias negativas de consolidación..	0
14. Quebrantos por operaciones grupo	3.786
14.1 Pérdidas por enajenación de participaciones en	0
entidades consolidadas por integración global y	0
proporcional	
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	3.786
15. Amortización y provisiones para insolvencias (neto)	17.591
16. Saneamiento de inmovilizaciones financieras (neto)	285
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	6.570
19. Quebrantos extraordinarios	10.014
D) RESULTADO ANTES DE IMPUESTOS	**55.504**
20. Impuesto sobre beneficios	18.172
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**37.332**
E.1 Resultado atribuido a la minoría	3.881
E.2 Resultado atribuido al grupo	33.451

#11



NEWS RELEASE *From: BANKINTER,S.A.*

Contact: Jose Luis Vega Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso Tel : + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS THIRD 2002 INTERIM DIVIDEND

Madrid, December 19th 2002 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on January 4Th 2003, it will pay its third 2002 interim dividend of 0.23163 Euros gross per share representing a net amount of 0.1968855 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

#12



NEWS RELEASE **From: BANKINTER,S.A.**

Contact: Jose Luis Vega Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso Tel : + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS FOURTH 2002 INTERIM DIVIDEND

Madrid, March 26th 2002 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on April 5Th 2003, it will pay its fourth 2002 interim dividend of 0.23845 Euros gross per share representing a net amount of 0.20268675 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

#13

STANDARD & POOR'S FINANCIAL INSTITUTIONS

Publication Date: 24-Mar-2003
Reprinted from RatingsDirect

Research

Bankinter S.A.

Analyst: Angela Cruz, Madrid (34) 91-389-6945; Jesus Martinez, Madrid (34) 91-389-6941

Credit Rating

A/Stable/A-1

Outstanding Rating(s)

Counterparty Credit	A/Stable/A-1
Certificate of deposit	A/A-1
Senior unsecured	A
Commercial paper	
Foreign currency	A-1
Subordinated	
Foreign currency	A-

Credit Rating History

Dec. 19, 2000	A/A-1
Feb. 3, 1995	A+/A-1

Sovereign Rating

Spain (Kingdom of)	AA+/Stable/A-1+

Rationale

The ratings are based on Bankinter S.A.'s talented management, business flexibility, innovative commercial approach, and excellent asset-quality track record. They also reflect the bank's only adequate financial profile--resulting from the strain of Bankinter's past aggressive growth on its historically outperforming fundamentals--as well as its lower degree of business diversification and less commanding commercial profile compared with larger domestic competitors.

Bankinter's operations are focused on specific market segments in which the bank enjoys a powerful position owing to its light and flexible operating structure, and superior computer information systems. Leveraging on these competitive strengths, Bankinter's talented management has demonstrated its ability to adapt to changing economic and market conditions.

Asset-quality indicators have remained significantly better than the market average throughout the economic cycle, owing to the bank's good credit-risk management and excellent IT systems. Bankinter's above-average loan-book expansion during the last economic upswing, increases the challenges of maintaining tight asset quality as part of the loan book seasons in the current economic downturn. Concerns in this respect are partially mitigated by the moderate risk profile of the bank's residential mortgage expansion (which has been the main driver of loan growth).

Strong loan growth outpacing that of deposits has lead to a shift in Bankinter's funding profile to rely on inherently more volatile wholesale borrowings. The bank's financing of most mortgage loan growth in 2001 and 2002 with securitization has precluded a widening of the balance-sheet maturity gap maintained by Bankinter as a result of the use of a high proportion of short-term funds to cover predominantly long-dated assets.

Bankinter's bottom-line returns have gradually weakened owing to continued erosion of gross operating profitability, to a point where both are only average by international standards. Although Bankinter has built some cushions through conservative provisioning, the erosion of gross operating income reduces the bank's flexibility to absorb the impact of changes in the economic and competitive environment.

The bank's aggressive capital management during the 1990s, coupled with rapid growth in recent years, has significantly weakened core risk-adjusted capital ratios to levels that are only adequate by domestic and international standards. In addition, Bankinter has replaced part of the capital consumed by its expansion with lower quality preferred stock.

Outlook

While Bankinter's strategy of trading off profitability for growth remains unchanged--thus preventing core returns from reverting to the comparatively strong levels sustained in the first half of the 1990s--management is deliberately tempering pressure on core returns by taking a less aggressive approach to price competition, in line with market trends, and placing a greater emphasis on cost containment.

Likewise, the bank's policy of running on comparatively lower capital has now become a permanent feature of its profile, although the pace of declining core solvency should abate with the discontinuation of capital amortizations and weaker (albeit still substantial) loan growth.

Bankinter's sophisticated credit-risk management, focus on expanding comparatively low-risk mortgage lending, and cushions created to withstand the current less benign economic environment are likely to ensure that asset quality remains comparatively strong.

Profile

With total assets of €22.7 billion at year-end 2002 and a market share in domestic lending--including commercial and savings banks--of about 3%, Bankinter is significantly smaller than Spain's largest commercial banking groups. The bank's operations, however, are more closely focused on specific market segments in which it has a strong competitive position and has been gaining market share in recent years.

Bankinter was founded as a wholesale bank. Supported by sophisticated information systems and a flexible commercial approach, it has since entered into a series of new businesses, thereby changing its business profile, first to focus on middle-market banking, then private banking, and, finally, retail banking.

The latter has been the main focus area for Bankinter in the past few years, and therefore has gained importance, now dominating the business profile. The bank provides a complete range of sophisticated banking services to high- and medium-high-income individuals and, to a lesser extent, small companies. Bankinter has traditionally been highly competitive in retail products such as mutual funds and high-yield deposits, and has become increasingly aggressive in asset products, particularly residential mortgages.

The remarkable increase in business volumes in recent years--particularly in retail activities--has been supported by technology-based distribution channels. The bank has leveraged on its superior information systems and innovative commercial approach to develop a light and flexible multichannel distribution structure. These factors also underpin Bankinter's mastery in catering to the needs of its target retail market segments through alternative and technology-based distribution channels. These are not stand-alone operations, but rather services completely integrated into the bank's operating structure. As one of the most innovative institutions in Spain, Bankinter has not only successfully developed an Internet transactional banking service, a network of virtual branches, and an extensive agent task force, but has also placed great

emphasis since 1999 on Internet-enabling the bank's entire organization. The provision of services to existing customers through alternative distribution channels has helped Bankinter to liberate branches from ordinary banking transactions. At year-end 2002, the bank reported that about 44% of its transactions were conducted through the Internet. In addition, Bankinter distributes a variety of financial products through these channels--from traditional banking products, such as mortgages and time deposits, to a wide array of parabanking products (including inhouse life insurance products). The greater importance of alternative distribution channels--particularly those that are technology based--has enabled the bank to maintain the size of its branch network almost unaltered during its past expansion. Bankinter's 284 branches at year-end 2002, located in urban areas across Spain, are also specialized outlets to better serve the needs of its customers.

Ownership and Legal Status

Bankinter was established in 1965 as a joint venture between the former Banco Santander, S.A. and Bank of America. Over time, both banks have divested their participation in Bankinter, which has been listed on the stock market since 1973. Bankinter's shares are widely held and publicly traded on the Madrid stock market. At year-end 2002, the bank had 137,761 shareholders (compared with 27,813 at year-end 1999), with about 37% of the shares held by Spanish nonresidents. At the same date, members of the Botín family--who are also among the core shareholders of Banco Santander Central Hispano, S.A.--were among the bank's largest single shareholders. At year-end 2002, Botín family members owned directly or indirectly about 9% of Bankinter's capital, according to public information.

Strategy

Driven by a talented management, Bankinter's successful implementation of its cohesive strategy has been underpinned by strong competitive strengths--notably the bank's light and flexible operating structure, superior computer information systems, and proven ability to adapt to changing market conditions by offering new banking services. Nonetheless, strategic emphasis on aggressive growth and price competition has taken a toll on Bankinter's financial profile, thereby increasing its credit-risk profile.

A talented and sophisticated management team has built upon Bankinter's corporate culture, focused on innovation and flexibility. The bank's success in implementing its strategy can be attributed to the young, well-trained, and highly professional profile of its management team, as well as the promotion of cross-training throughout the organization. The corporate reorganization undertaken in 2002 was aimed at optimizing synergies of the bank's operating structures pertaining to product-line distribution channels. The same experienced executives continue to form Bankinter's reshaped management.

Bankinter's strategy continues to encompass strong organic growth, which has focused particularly on retail banking during the past six years. Since 1994, the bank has rapidly expanded its mortgage portfolio and time-deposit business. In addition, it has extensively promoted mutual funds--a business in which it has been highly successful, partially due to the upscale profile of its clientele. The bank believes that potential for continued expansion in mortgage lending at the rates seen to date will be lower in the medium term. In this context, it foresees important opportunities for growth in banking services to middle-market companies.

The bank's strategy also continues to place particular emphasis on multichannel distribution, and, specifically, on delivering excellent service quality through new and more efficient distribution channels backed by state-of-the-art technology. After having focused on these channels as a strategic source of growth, Bankinter is now looking to place greater emphasis on using technology-based distribution channels and operative structures to reap the benefits of expansion, notably by increasing profitability per client.

As Bankinter broadens its activities, its traditional upper-income customer base is giving way to a less affluent clientele. Nevertheless, the profile of the bank's average customer should continue to be that of an urban, financially sophisticated individual.

Asset Quality

With the loan book dominating Bankinter's asset base, asset quality has remained better than average throughout the Spanish economic cycle, owing to the bank's outstanding credit-risk management systems and to the slowdown in lending during the worst years of the 1992-1993 recession. The bank's past aggressive, above-market-average loan-book expansion against a backdrop of economic upswing increases the challenge of maintaining tight asset quality as part of the loan book seasons in the current less benign economic environment. Nonetheless, the bank's sophisticated credit-risk management, the moderate risk profile of the majority of its past strong credit expansion, and the cushions created to withstand the current decelerating economic environment are likely to ensure that the bank's asset quality remains comparatively strong.

Despite the negative impact of the current slowdown in economic growth in Spain, Bankinter's asset-quality indicators continue to compare well with the system average, in line with its outperforming track record. The ongoing increase in the stock of nonperforming loans since 2000 is a testimony of the challenges posed by the seasoning of the loan book in a context of decelerating economic growth. In proportional terms, lending to companies is experiencing the fastest deterioration, owing to a few domestic problem debtors. However, Bankinter's nonperforming loans remain at low levels in absolute and relative terms. The increase in nonperforming loans has been from a very small base, to represent 0.41% of reported gross loans at year-end 2002 from 0.34% at year-end 2000--a historical low after peaking at 4.7% at year-end 1993. Taking into account securitized loans--for which Bankinter has retained all expected credit risk and which already represent about 20% of the managed-loans portfolio at Dec. 30, 2002--and their delinquencies, this ratio has remained at about 0.3% since year-end 2000. At the same time, Bankinter has maintained strong reserve coverage, standing at more than 380% of nonperforming loans at year-end 2002.

Bankinter's sound asset quality remains underpinned by its excellent systems and credit standards. Tight control over underwriting and lending performance is supported by the bank's centralized credit-approval system and IT-systems mastery. Bankinter takes a proactive approach to credit-risk management to anticipate deterioration in debtors' credit standing, and has demonstrated its ability to quickly adjust credit standards to changing economic conditions.

While the bank's credit-risk management capabilities temper concerns, Bankinter's rapid past loan growth during a period of economic upswing means a substantial part of the bank's loan portfolio is as yet unseasoned and has not been tested in an economic downturn. Bankinter has expanded its loan book aggressively since 1994--by an average of 23% per year--with rates significantly exceeding the market average in 1997-2000. Although the pace of credit expansion has abated since then, lending growth remains substantial in the current less benign economic environment. Loans grew by 16% and 12%, respectively, in 2001 and 2002, taking into account securitized loans.

Concerns regarding the quality of new loans are also partially mitigated by the moderate risk profile of loan production, as Bankinter's loan growth has been driven mainly by the expansion of comparatively low-risk residential mortgage lending to individuals. As a result, the bank's loan book is now dominated by lending to individuals, which represented about 60% of the loan portfolio at Oct. 30, 2002, and is mainly accounted for by residential mortgages.

The loan book is fairly concentrated by customer as a result of Bankinter's involvement in lending to domestic top corporates and the middle market (which, together, represented about one-third of the loan book at Oct. 30, 2002), and its high capital leverage with respect to peers'. Credit exposure to the 20 largest clients represented about 1x adjusted common equity at Oct. 30, 2002. Such a degree of customer concentration increases Bankinter's vulnerability to an eventual deterioration in these customers' creditworthiness.

The loan book is well diversified by sector, and bears a manageable level of exposure to high-risk industries. The largest sector concentration is in construction and real estate developers, which together accounted for 8% of Bankinter's loan portfolio at Oct. 30, 2002. The loan portfolio is also well distributed across different Spanish regions, although--in line with the make-up of domestic economic activity--with a slight bias toward the wealthy and highly diversified regions of Madrid (which accounts for about 25% of total loans), and Catalonia and Levante in eastern Spain.

Profitability

Bankinter's bottom-line returns have gradually weakened as a result of continued erosion in gross operating profitability, to the point that bottom-line profitability is only average by international standards, and compares poorly with domestic peers'. The relative deterioration of Bankinter's profitability levels is just as notable when measuring the bank's returns following the shift in its business profile to lower-risk, lower-return residential mortgage lending. Pressure on returns has abated since 2000, as growth has slowed and Bankinter has tempered price aggressiveness. Nonetheless Standard & Poor's believes that the bank's strategic focus on growth is likely to preclude a permanent improvement in risk-adjusted returns on an average managed assets basis (i.e., including securitized loans that continue to contribute to Bankinter's income statement as fees and commissions) in the medium term.

If Bankinter continues to use securitization to fund its loan growth, its revenue profile will change to reflect lower reported intermediation margins and a greater reported proportion of fees and commissions. Standard & Poor's views Bankinter's returns from an economic perspective by factoring in securitized loans' contribution to total revenues and considering the cost of the securitization as a funding cost. Also from an economic perspective, the ongoing contribution of securitized loans to revenues does not distort bottom-line performance, as the bank continues to set aside provisions for these loans (in line with Spanish regulation) thereby providing coverage--to some extent--for associated potential losses. In its analysis of Bankinter's overall profitability, Standard & Poor's also takes into account the fact that returns are generated on managed assets, which include reported assets and securitized assets that are no longer reflected in the bank's balance sheet.

Increasing competition in the Spanish banking market--to which Bankinter has partially contributed--and the significant fall in interest rates in Spain during the 1990s have put substantial pressure on the bank's margin. Bankinter's net interest margin has typically lagged behind that of its peers, as the bank's wholesale banking and public-sector lending activities generate comparatively thin spreads, and the mortgage portfolio has expanded at attractive rates. At the same time, the bank bears a relatively higher cost of funding, mainly due to its reliance on costlier wholesale borrowings--although the greater proportion of short-term funds in the mix helps mitigate some pressure. While pressure on Bankinter's net interest margin has eased since 2001, driven by the bank's lower price aggressiveness, continued strategic focus on growth is likely to prevent a permanent reversal in the trend experienced in Bankinter's risk-adjusted core profitability.

Historically, Bankinter has partially offset pressure on its net interest margin with strong noninterest income levels, owing in part to its success in brokerage activities and in selling fee-based products (particularly mutual funds) to its clients. Nonetheless, growth in this income has significantly decelerated in the past few years--to the point that its contribution to Bankinter's profitability is only average by domestic standards--mainly as a result of the negative impact of bearish equity markets on fee-generating mutual funds.

Bankinter's policy has been to prudently provision nonrecurrent gains realized in the active management of its government debt portfolio to soften the impact of declining interest rates. As this fund is waning, the release of the fund was significantly less in 2002 than in previous years. This was the main factor behind the 65% decline in market-related income, to represent 3% of gross revenues at year-end 2002, versus about 10%-15% in previous years.

The bank's overall efficiency levels improved in 2002, mainly as a result of the reduction of Internet-related costs and continued strict cost control in the remaining areas. Nonetheless, efficiency levels are still far from the outperforming indicators reported before 2000, which enabled the bank to maintain adequate profitability in the past decade despite the erosion of core revenues. Despite increased volumes and a shift toward retail business, Bankinter continues to benefit from excellent operating efficiency stemming from a very low cost structure. This superior operating efficiency is underpinned by an operating structure characterized by highly automated processes and increasingly important low-cost alternative distribution channels. In line with its strategic focus on Internet-enabling the bank's entire organization, Bankinter made significantly higher investments in technology in 2000 and 2001 than in previous years, in order to maintain its competitive edge. These investments pushed up costs to 60% of revenues at year-ends 2001 and 2000. The bank's cost-to-income ratio declined to 57% at year-end 2002, mainly as a result of the reduction of these investments. Nonetheless, had Bankinter not made additional Internet-related investments, final profitability would have continued its declining trend (albeit more moderately) as a result of pressure on core earnings. Thus, revenue enhancement remains key in order for Bankinter to return to comparatively strong levels of profitability, as well

as to recover its advantage in efficiency.

Owing to the bank's good asset quality, specific loan loss provisioning needs are extremely low, while the general loan loss reserve has been strengthened as a result of strong credit growth. Nevertheless, given new provisioning legislation passed in mid-2000 to provide for the statistical reserve, Bankinter's provisioning requirements have almost tripled, to represent about 30% of net operating income since year-end 2001, compared with an average of 11% since 1994. Thus, Bankinter's increase in provisioning reflects the effect of this statistical provision--which is calculated on the system-wide loan loss experience throughout the economic cycle--despite the bank's significantly better-than-average track record. Although this additional provisioning will further strengthen Bankinter's balance sheet, given the bank's weakened operating profitability, it has added yet more pressure to bottom-line results.

Asset-Liability Management

As a result of its sustained strong credit expansion, Bankinter's funding profile has increasingly shifted to rely on wholesale funding, with a substantial amount of its needs being covered by short-term funds, despite the long-term nature of its asset base. The bank's active securitization of mortgage loans, notably in 2001 and 2002, financed in a balanced way part of credit growth in these years, thus preventing a widening of the maturity mismatches. Nonetheless, Standard & Poor's will continue to monitor the evolution of Bankinter's funding profile as the reliance on inherently more volatile wholesale funding increases the bank's credit-risk profile. Supported by top-notch technology, Bankinter has a well-developed asset-liability management system, which provides management with on-line information on interest rate, market and liquidity risk.

Bankinter's main funding source continues to be customer deposits, which represented about 60% of external funding at year-end 2002. These have proven to be a stable source of funding, despite the proportion of sight and repo deposits (about 40% and 30%, respectively)--which typically have a short maturity profile. Bankinter's capacity to attract customer funds is, however, greater than suggested by its deposit base, as the bank has been very successful in selling off-balance-sheet mutual funds.

Owing to the bank's very strong loan expansion outpacing that of deposits, Bankinter's funding mix has historically relied significantly on wholesale funds--despite increasing involvement in retail banking activities. Bankinter's customer deposits funded just 84% of the reported loan book at year-end 2001, down from 107% at year-end 1996. At the same time, the large proportion of short-term funding in the bank's mix has resulted in a continued balance sheet maturity mismatch, as the asset base has a long-term profile. The latter has lengthened with Bankinter's expansion of residential mortgage lending over the past decade. Bankinter financed on average about 10% of noninterbank assets with net interbank borrowings in 1997-2002. In addition, short-term debt represented about 70% of Bankinter's €3.5 billion debt outstanding at year-end 2002. The majority of short-term debt was in the form of commercial paper under Bankinter's €1 billion euro and €2 billion domestic CP programs. While recourse to short-term funding is a means of maintaining a lower cost of funding (as it is cheaper than long-dated financing), the high degree of reliance on this type of funding, and the associated balance sheet maturity gap, highlight the importance of the bank maintaining tight control over debt maturities and refinancing needs. Bankinter has an excellent reputation in the Spanish financial system and has traditionally enjoyed superior access to domestic and international capital markets.

As part of its funding strategy, which the bank expects to maintain going forward, Bankinter used securitization to fund most of the growth in mortgage loans in 2002 and 2001. As Bankinter sold the long-dated bonds representing the €3 billion in mortgage loans those years, mortgage credit expansion in the period did not further widen the bank's maturity mismatch. The bank securitized €0.9 billion of mortgage loans in 1999, but has kept the securitization bonds to discount them at the European Central Bank for short-term liquidity.

As is the case for most retail banks, Bankinter's structural interest rate risk arises from the notable proportion of sight deposits and other liabilities insensitive to interest rate risk drops. Thus, the bank is negatively exposed to interest rate declines as, simultaneously, the vast majority of mortgage loans are variable-indexed to market rates (usually either MIBOR (Madrid Interbank Offered Rate) or EURIBOR (Euro Interbank Offered Rate)), repricing usually on an annual basis. The bank actively manages its government debt investment portfolio to partially hedge its structural interest rate risk, by using the realized capital gains from sales of the

government debt portfolio in order to fund a reserve used to cushion the effects of interest rate declines. The bank is now also using hedging derivatives and creating a held-to-maturity government debt portfolio to increase coverage of its structural interest rate risk.

Capital

Bankinter's core solvency is only adequate by domestic and international standards, after aggressive capital management during the 1990s drove a sharp decline in the bank's historically strong core capital indicators. Standard & Poor's believes that the bank's policy of running on comparatively lower capital levels is now a permanent feature of Bankinter's financial profile. Standard & Poor's also takes into account in its analysis of Bankinter's solvency the bank's retention of all expected credit risk from the mortgage loans it has securitized. When taking into account retained credit risk, growth has continued to increase capital leverage, albeit more moderately than in the past.

Bankinter's currently high capital leverage is a result of the bank's perception of its overcapitalization relative to its risk profile, and to increasing focus on rising shareholder returns. Thus, the bank has managed its capital more aggressively (as evidenced by the amortization of 40% of capital in 1992-1998, maintaining dividend payout ratios above 60%, and distribution of a share premium reserve to shareholders), while simultaneously strongly expanding credit. In addition, in order to finance its expansion while mitigating the impact on regulatory capital ratios, the bank has replaced some capital with lower-quality preference shares (to which Standard & Poor's gives no credit as core capital).

Since 2001, the trend of declining core risk-adjusted solvency levels has abated, particularly as credit growth has decelerated substantially and despite the bank's lower capital retention. Bankinter has sought to mitigate the impact of still-strong credit expansion on its regulatory capital ratios by securitizing a large share of growth in mortgage loans in the past two years. These transactions have had a positive impact on both regulatory and BIS (Bank for International Settlements) capital ratios. Standard & Poor's analysis of Bankinter's capital takes into account, however, the fact that, from an economic perspective, the transactions do not materially release capital. By providing the subordinated credit lines, funding the reserve account, and providing other credit-enhancement mechanisms (e.g. excess spread), Bankinter would absorb expected credit losses from the securitized portfolios just as if they had remained on balance sheet. Thus, while coverage of reported loans by adjusted common equity improved slightly to 5.4% at year-end 2002, from 5.1% at year-end 2000, if securitized mortgage loans are added back (to reflect the fact that Bankinter's capital is still backing associated expected credit risk), this ratio would decline to 4.4% at year-end 2002, versus 5.1% at year-end 2000.

Table 1 Bankinter S.A. Balance Sheet Statistics										
	--Year ended Dec. 31--					Breakdown as a % of assets (adj.)				
(Mil. €)	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
Assets										
Cash and money market instruments	2,868	2,806	2,172	3,082	2,234	12.68	13.11	11.37	19.92	15.24
Securities	3,817	2,808	2,081	1,505	2,865	16.87	13.12	10.89	9.73	19.55
Nontrading securities	3,817	2,808	2,081	1,505	2,865	16.87	13.12	10.89	9.73	19.55
Customer loans (gross)	15,245	14,882	14,009	10,369	9,145	67.40	69.52	73.31	67.03	62.40
All other loans	15,245	14,882	14,009	10,369	9,145	67.40	69.52	73.31	67.03	62.40
Loan loss reserves	239	191	141	110	103	1.06	0.89	0.74	0.71	0.70
Customer loans (net)	15,007	14,691	13,868	10,258	9,042	66.35	68.63	72.57	66.32	61.70
Earning assets	21,550	20,214	18,127	14,648	14,182	95.28	94.43	94.86	94.69	96.77
Equity interests/participations (nonfinancial)	138	136	88	76	63	0.61	0.64	0.46	0.49	0.43
Intangibles (nonservicing)	35	38	27	16	13	0.16	0.18	0.14	0.10	0.09
Fixed assets	135	138	142	136	143	0.60	0.64	0.74	0.88	0.98
Accrued receivables	125	140	106	0	0	0.55	0.65	0.55	0.00	0.00
All other assets	528	687	653	412	309	2.34	3.21	3.42	2.66	2.11
Total reported assets	22,653	21,444	19,137	15,485	14,669	100.16	100.18	100.14	100.10	100.09
Less nonservicing intangibles	(35)	(38)	(27)	(16)	(13)					
Adjusted assets	22,618	21,406	19,110	15,469	14,656	100.00	100.00	100.00	100.00	100.00
						Breakdown as a % of liabilities + equity				
	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
Liabilities										
Total deposits	17,029	16,432	15,239	10,923	12,786	75.17	76.62	79.63	70.54	87.16
Noncore deposits	4,772	3,844	4,218	2,827	4,261	21.06	17.93	22.04	18.25	29.04
Core/customer deposits	12,258	12,588	11,022	8,097	8,525	54.11	58.70	57.59	52.29	58.12
Other borrowings	3,481	2,782	1,850	2,510	717	15.36	12.97	9.67	16.21	4.89
Other liabilities	1,012	1,144	1,017	1,043	487	4.47	5.34	5.31	6.74	3.32
Total liabilities	21,522	20,357	18,106	14,477	13,989	95.01	94.93	94.62	93.49	95.37
Total shareholders' equity	1,131	1,087	1,030	1,008	679	4.99	5.07	5.38	6.51	4.63
Preferred stock and other capital	270	270	270	270	0	1.19	1.26	1.41	1.74	0.00
Common shareholders' equity (reported)	861	817	761	738	679	3.80	3.81	3.98	4.77	4.63
Share capital and surplus	357	340	318	315	326	1.57	1.59	1.66	2.03	2.22
Revaluation reserve	22	22	22	22	22	0.10	0.10	0.12	0.14	0.15
General banking risk reserves	47	40	36	31	28	0.21	0.19	0.19	0.20	0.19
Reserves (incl. inflation revaluations)	384	371	350	302	246	1.69	1.73	1.83	1.95	1.68
Retained profits	51	44	34	68	57	0.23	0.21	0.18	0.44	0.39

Total liabilities and equity	22,653	21,444	19,137	15,485	14,669		100.00	100.00	100.00	100.00	100.00
Less revaluation reserve, intangibles	(58)	(61)	(49)	(38)	(35)						
Tangible total equity	1,073	1,026	981	970	644						
Tangible common equity	804	757	712	700	644						
Adjusted common equity	804	757	712	700	644						
Plus preferred stock and other capital	270	270	270	270	0						
Less total preferred stock over 25% of total adjusted equity	(2)	(17)	(32)	(36)	0						
Adjusted total equity	1,072	1,009	949	934	644						

Table 2 Bankinter S.A. Profit and Loss Statement Statistics

	--Year ended Dec. 31--						Adj. avg. assets (%)				
(Mil. €)	2002	2001	2000	1999	1998		2002	2001	2000	1999	1998
Profitability											
Interest income	983	1,104	855	608	650		4.47	5.45	4.95	4.04	5.00
Interest expenses	596	738	574	348	427		2.71	3.64	3.32	2.31	3.28
Net interest income	388	367	281	260	223		1.76	1.81	1.63	1.72	1.72
Operating noninterest income	171	191	216	210	205		0.78	0.94	1.25	1.40	1.58
Fees and commissions	140	128	142	139	129		0.64	0.63	0.82	0.93	0.99
Other market-sensitive income	18	51	62	59	67		0.08	0.25	0.36	0.39	0.52
Other noninterest income	13	12	12	12	9		0.06	0.06	0.07	0.08	0.07
Operating revenues	559	557	497	470	429		2.54	2.75	2.88	3.12	3.30
Noninterest expenses	321	337	300	243	226		1.46	1.66	1.74	1.61	1.74
Personnel expenses	167	169	134	121	115		0.76	0.83	0.78	0.80	0.88
Other general and administrative expense	129	143	142	101	91		0.58	0.70	0.82	0.67	0.70
Amortization of intangibles	3	2	1	0	0		0.01	0.01	0.01	0.00	0.00
Depreciation and amortization-other	22	23	23	21	20		0.10	0.11	0.13	0.14	0.15
Net operating income before loss provisions	238	221	197	227	203		1.08	1.09	1.14	1.51	1.56
Credit loss provisions (net new)	66	69	46	27	19		0.30	0.34	0.27	0.18	0.15
Net operating income after loss provisions	172	152	151	200	184		0.78	0.75	0.87	1.33	1.41
Nonrecurring/special income	60	40	32	1	(10)		0.27	0.20	0.18	0.00	(0.07)
Nonrecurring/special expenses	46	25	31	0	0		0.21	0.12	0.18	0.00	0.00
Pretax profit	186	168	152	200	174		0.85	0.83	0.88	1.33	1.34
Tax expenses/credit	67	59	54	67	57		0.30	0.29	0.31	0.45	0.44
Net income before minority interests	119	109	99	133	117		0.54	0.54	0.57	0.88	0.90
Minority interests in consolidated subsidiaries	9	10	10	5	0		0.04	0.05	0.06	0.03	0.00
Net income before extraordinaries	110	98	89	128	117		0.50	0.49	0.51	0.85	0.90
Net income after extraordinaries	110	98	89	128	117		0.50	0.49	0.51	0.85	0.90
Core earnings	101	88	88	127	123		0.46	0.44	0.51	0.85	0.95

	2002	2001	2000	1999	1998
Asset quality					
Nonperforming assets	62	54	48	45	45
Nonaccrual loans	62	54	48	45	45
Net charge-offs	N.A.	N.A.	11	8	11
Average balance sheet					
Average customer loans	14,849	14,279	12,063	9,650	7,711
Average earning assets	20,882	19,170	16,387	14,415	12,511
Average assets	22,049	20,290	17,311	15,077	13,028
Average total deposits	16,730	15,835	13,081	11,855	11,302
Average interest-bearing liabilities	19,862	18,151	15,262	13,468	11,799
Average common equity	839	789	750	709	761
Average adjusted assets	22,012	20,258	17,289	15,062	13,005
Other data					
Number of employees (end of period, actual)	3,010	2,964	2,919	2,559	2,430
Number of branches	284	282	276	275	260
Off-balance-sheet credit equivalents	5,094	5,041	5,007	4,924	4,486
N.A.--Not available.					

Table 3 Bankinter S.A. Ratio Analysis

	--Year ended Dec. 31--				
	2002	2001	2000	1999	1998
ANNUAL GROWTH (%)					
Customer loans (gross)	2.44	6.24	35.10	13.39	41.30
Loss reserves	24.76	35.92	27.51	7.47	13.37
Adjusted assets	5.66	12.02	23.53	5.55	29.06
Customer deposits	(2.62)	14.21	36.12	(5.03)	20.27
Tangible common equity	6.23	6.32	1.60	8.76	(18.43)
Total equity	4.06	5.47	2.23	48.35	(19.43)
Operating revenues	0.24	12.06	5.83	9.62	4.58
Noninterest expenses	(4.74)	12.12	23.52	7.64	5.77
Net operating income before provisions	7.83	11.97	(13.11)	11.83	3.28
Loan loss provisions	(3.41)	47.81	69.01	43.17	63.79
Net operating income after provisions	12.89	0.95	(24.41)	8.56	(0.55)
Pretax profit	10.93	10.08	(23.80)	14.78	10.20
Net income	10.03	9.73	(25.52)	13.72	7.79

	2002	2001	2000	1999	1998
PROFITABILITY (%)					
Interest Margin Analysis					
Net interest income (taxable equiv.)/avg. earning assets	1.86	1.91	1.71	1.80	1.79
Net interest spread	1.71	1.70	1.46	1.63	1.58
Interest income (taxable equiv.)/avg. earning assets	4.71	5.76	5.22	4.22	5.20
Interest income on loans/avg. total loans	5.89	6.82	6.52	6.30	8.43
Interest expenses/avg. interest-bearing liabilities	3.00	4.06	3.76	2.59	3.62
Interest expenses on deposits/avg. deposits	3.56	4.66	4.39	2.94	3.78
Revenue Analysis					
Net interest income/revenues	69.39	65.77	56.49	55.22	52.08
Fee income/revenues	25.03	22.98	28.56	29.67	30.14
Market-sensitive income/revenues	3.22	9.12	12.47	12.49	15.69
Noninterest income/revenues	30.61	34.23	43.51	44.78	47.92
Personnel expenses/revenues	29.86	30.26	26.94	25.63	26.75
Noninterest expenses/revenues	57.37	60.37	60.34	51.70	52.65
Noninterest expenses/revenues less investment gains	59.28	66.43	68.94	59.08	62.45
Expenses less amortization of intangibles/revenues	56.90	60.02	60.17	51.66	52.63
Expenses less all amortizations/revenues	52.90	55.87	55.57	47.14	48.04
Net operating income before provision/revenues	42.63	39.63	39.66	48.30	47.35
Net operating income after provisions/revenues	30.77	27.32	30.33	42.46	42.87
New loan loss provisions/revenues	11.86	12.31	9.33	5.84	4.47
Net nonrecurring/abnormal income/revenues	2.55	2.79	0.32	0.11	(2.22)
Pretax profit/revenues	33.32	30.11	30.65	42.57	40.66
Net income/revenues	21.38	19.48	19.89	28.27	27.25
Tax/pretax profit	35.83	35.30	35.10	33.60	32.98
	2002	2001	2000	1999	1998
Other Returns					
Pretax profit/avg. risk assets	1.50	1.42	1.44	2.28	2.43
Net income/avg. risk assets	0.96	0.92	0.93	1.51	1.63
Revenues/avg. risk assets	4.51	4.73	4.70	5.35	5.97
Net operating income before loss provisions/avg. risk assets	1.92	1.87	1.86	2.58	2.83
Net operating income after loss provisions/avg. risk assets	1.39	1.29	1.42	2.27	2.56
Net income before minority interests/avg. adjusted assets	0.54	0.54	0.57	0.88	0.90
Net income/avg. assets + securitized assets	0.54	0.54	0.57	0.88	0.90
Net income/employee (€)	40,003	N.M.	36,134	53,269	48,375
Personnel expenses/employee (€)	55,872	N.M.	48,930	48,306	47,493
Personnel expenses/branch (mil. €)	0.59	0.60	0.49	0.45	0.45

Noninterest expenses/branch (mil. €)	1.13	1.21	1.09	0.91	0.88
Cash earnings/avg. tang. common equity (ROE)	18.52	18.21	17.38	22.95	19.06
Core earnings/avg. tang. common equity (ROE)	12.97	12.03	12.44	18.95	17.19
	2002	2001	2000	1999	1998
FUNDING AND LIQUIDITY (%)					
Customer deposits/funding base	59.76	65.52	64.49	60.27	63.14
Total loans/customer deposits	124.37	118.23	127.10	128.06	107.26
Total loans/customer deposits + long-term funds	112.21	107.28	114.36	111.46	97.26
Customer loans (net)/assets (adj.)	66.35	68.63	72.57	66.32	61.70
	2002	2001	2000	1999	1998
CAPITALIZATION (%)					
Adjusted common equity/adjusted assets	3.55	3.53	3.72	4.53	4.39
Adjusted common equity/adjusted assets + securitization	3.55	3.53	3.72	4.53	4.39
Adjusted common equity/risk assets	6.31	6.29	6.17	7.26	8.12
Adjusted common equity/customer loans (net)	5.36	5.15	5.13	6.83	7.12
Internal capital generation/prior year's equity	5.15	4.44	3.31	9.30	6.74
Tier 1 capital ratio	8.04	8.21	8.29	9.02	7.05
Regulatory total capital ratio	11.66	11.90	11.62	12.03	12.48
Adjusted total equity/adjusted assets	4.74	4.71	4.97	6.04	4.39
Adjusted total equity/adjusted assets + securitizations	4.74	4.71	4.97	6.04	4.39
Adjusted total equity/risk assets	8.41	8.38	8.22	9.68	8.12
Adjusted total equity plus loan loss reserves (specific)/customer loans (gross)	8.59	8.06	7.78	10.07	8.17
Common dividend payout ratio	61.83	65.63	72.50	50.56	51.39
	2002	2001	2000	1999	1998
ASSET QUALITY (%)					
New loan loss provisions/avg. customer loans (net)	0.45	0.48	0.38	0.28	0.25
Net charge-offs/avg. customer loans (net)	N.A.	N.A.	0.09	0.08	0.14
Loan loss reserves/customer loans (gross)	1.57	1.29	1.00	1.06	1.12
Credit-loss reserves/risk assets	1.87	1.59	1.22	1.14	1.29
Nonperforming assets (NPA)/customer loans + ORE	0.41	0.37	0.34	0.43	0.50
NPA (excl. delinquencies)/customer loans + ORE	0.41	0.37	0.34	0.43	0.50
Net NPA/customer loans (net) + ORE	(1.18)	(0.93)	(0.67)	(0.64)	(0.63)
NPA (net specifics)/customer loans (net specifics)	(1.18)	(0.93)	(0.67)	(0.64)	(0.63)
Loan loss reserves/NPA (gross)	386.09	351.28	292.31	247.56	226.74
N.A.--Not available. N.M.--Not meaningful.					

Analytical E-Mail Addresses

angela_cruz@standardandpoors.com

jesus_martinez@standardandpoors.com

FIG_Europe@standardandpoors.com

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Setting The Standard.


Standard & Poor's
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BANKINTER
www.ebankinter.com


BANKINTER

financial summary

ebankinter.com



Thousans of €	12/31/2002	12/31/2001	%	12/31/02 Million US$ (1)
BALANCE SHEET				
Total assets	22,653,307	21,444,150	5.64	23,756.52
Credit facilities and loans	15,006,668	14,690,756	2.15	15,737.49
Credit facilities and loans ex-securitization	17,846,694	15,980,907	11.68	18,715.83
Customer funds	15,540,445	15,171,606	2.43	16,297.26
Off-balance-sheet managed funds	7,157,110	7,105,342	0.73	7,505.66
EARNINGS				
Net interest income	388,447	367,940	5.57	407.36
Basic income	528,304	496,050	6.50	554.03
Total net ordinary revenue	548,122	553,048	-0.89	574.82
Net operating income	242,703	229,033	5.97	254.52
Income before taxes	186,202	167,872	10.92	195.27
Net income attributed to the Group	110,329	98,365	12.16	115.70
RATIOS				
Capital ratios	11.66%	11.73%	-0.60	
Tier 1 capital	8.04%	8.21%	-2.07	
Efficiency ratio	53.05%	55.08%	-3.69	
ROE	15.07%	14.30%	5.38	
ROA	0.49%	0.45%	8.89	
Nonperforming loans/total risk exposure	0.31%	0.29%	6.90	
Recorded allowance/nonperforming loans	440.85%	399.23%	10.42	
BANKINTER SHARES				
Number of shares	75,770,425	75,241,850	0.70	
Number of shareholders	137,761	136,327	1.05	
Closing price	23.61	32.86	-28.15	
PER	15.99	24.79	-35.49	
OTHER DATA				
Number of branches	284	282	0.71	
Number of employees (full-time equivalent)	3,010	2,964	1.55	
Number of agents	1,003	1,230	-18.46	
Number of virtual branches	424	394	7.61	

(1) Euro=1.0487 US $




2. Introduction

In 2002 the Bankinter Group's attributed net income rose by 12.16%, consolidating the favorable trend shown by the interim earnings for the year. Disregarding the effect of accrual of the cost of the premium implicit in the convertible debentures subscribed to by employees which the Bank had to record for 2002, the actual income would have grown by 14.55%. This percentage increase is clearly higher than that of most of the Bank's competitors.

The economic environment in 2002 was marked by a slowdown in growth and by market instability. Against this background, Bankinter stepped up its initiative to become a multichannel bank offering high-quality service based on a cutting-edge technological platform. The Internet is now firmly rooted as an active channel driving ordinary business, with 415,129 customers who carry out more than 21 million transactions every month, accounting for 44% of the Bank's total.

This multichannel strategy (together with business activity increasingly underpinned by CRM, an increase in lending, a rise in fee revenue and cost control) has led to progressive growth in income from customer business, particularly in Individual Banking (up 36.48%).

Efficiency with respect to the same period in 2001 improved to 53.05%.

Margins and earnings

Bankinter's income statement for the year ended December 31, 2002 showed growth in nearly all the main business margins: 5.57% in net interest income; 6.50% in basic margin (with a 9.17% increase in fees); a 0.89% fall in net ordinary revenue; and 5.97% growth in net operating income (with a 4.54% decrease in general administrative expenses).

Income from customer business, which is the basis of banking, performed positively, with profitability growth of 10.02% with respect to the same period in 2001 taking income to €148.85 million.

The customer funds of €15,540 million as of December 31 were 2.43% higher than at the same date in 2001. The Bank's credit facilities and loans of €17,847 million were up 11.68% year-on-year (up 2.15% including the effect of the three mortgage securitizations performed since the last quarter of 2001).

In the last quarter the rating agency Moody's upgraded its long-term rating of Bankinter to Aa3. This was because, among other reasons, Bankinter continues to enjoy excellent credit-worthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €62.33 million, equivalent to 0.31% of the Bank's computable risk assets, and the ratio of the recorded allowance to nonperforming loans was 440.85%, which in both cases were among the best ratios of all European banks. Loan loss provisions increased by 26.41% with respect to the corresponding period of 2001. The impact of the statistical loan loss coverage provision was €45.36 million, representing 24.36% of income for the period. The aggregate of the general-purpose allowances and this provision represented 31.06% of pretax income for the year.

Earnings per share were €1.48, up 11.28% on the same period in 2001. On January 4, Bankinter paid the third 2002 dividend of €0. 23163 per share, an increase of 5% with respect to the corresponding 2001 interim dividend.

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60


BY SEGMENTS
BY DISTRIBUTION CHANNEL
ISN
Dec 01
Jan
Feb
Mar
Apr
May
Jun
Jul
Sep
Oct
Nov
Dec 02
Small Businesses
Corporate Banking
Individuals
Private Banking
Branch Network
Telephone Branch
Agent Network
Virtual Banking
Internet Office






4.Customer activity

EVOLUTION OF TRANSACTIONS BY CHANNEL


100
75
50
25
0
Percentage of transactions
1998
1999
2000
2001
4thQ 2002
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Bankinter's multichannel strategy is one of its hallmarks. The Bank's firm commitment to this initiative has been reaffirmed by the results of an internal survey which found that the satisfaction of customers in the Individuals Segment increases with the number of channels used.

Proof of this strategy's popularity among customers is the 9% rise in total transactions. This increase is all the more notable in view of the sluggish stock market in 2002.

The trend of transactions in recent years shows the growing importance of the Internet as a customer relationship medium: 44% of transactions take place through this channel, which is used by 50.3% of customers. The Branch Network continues to play a notable role, accounting for 34% of transactions.

A total of 1,254,026 products was sold in 2002. Cross-selling rose in the last quarter to 5.73 products per active customer.

NUMBER OF TRANSACTIONS


550
500
450
400
350
300
Millions of transactions
4thQ 2000
4thQ 2001
4thQ 2002

4.Customer activity (cont.)

PRODUCTS SOLD


1,500
1,400
1,300
1,200
1,100
Thousands of products
4thQ 2000
4thQ 2001
4thQ 2002

CUSTOMER BREAKDOWN BY CHANNEL


OFFICE + INTERNET 11%
TELEPHONE + INTERNET 5.8%
TELEPHONE 5.5%
INTERNET 5.1%
OFFICE +INTERNET +TELEPHONE 28.4%
OFFICE + TELEPHONE 20.7%
OFFICE 23.5%

PRODUCTS BY CUSTOMER


5.9
5.82
5.8
5.73
5.7
5.6
Number of products
Dec01
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec02



CRM: COMMERCIAL ACTIVITY
PRODUCT OFFERING


400
350
300
250
Thousands of products


4thQ 2001
4thQ 2002

The business generated through its CRM strategy has enabled Bankinter to nurture its relationship with a large number of customers in all distribution channels in the fourth quarter of 2002.

The efficiency of this activity has been enhanced by seeking out the customer profiles that best suit the products and services offered. This improvement in efficiency has enabled the number of promotional campaigns to be increased by 35% by targeting them at a smaller number of customers.

The average profitability of active customers increased with respect to the previous year and the abandonment rate fell in 2002 due to a combination of various factors: quality management, multichannel strategy and CRM.

CUSTOMER MANAGEMENT


500
475
450
425
400
Euros
16
15
14
%
Dec01
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec 02
Average profitability
Abandonment rate



5. Balance sheet





Thousands of €

	12/31/2002	12/31/2001	Variation Amount	Variation %
Cash on hand and on deposit at central banks	380,444	283,167	97,277	34.35
Government debt securities	2,568,712	2,030,414	538,298	26.51
Due from banks	2,487,862	2,523,156	-35,294	-1.40
Credit facilities and loans (1)	15,006,668	14,690,756	315,912	2.15
Fixed-income securities	1,235,953	726,039	509,914	70.23
Equity securities	150,447	187,814	-37,367	-19.90
Premises and equipment and intangibles	155,388	161,308	-5,920	-3.67
Treasury stock	15,116	15,091	25	0.17
Other assets	496,745	663,063	-166,318	-25.08
Accrual accounts	124,563	139,548	-14,985	-10.74
Losses at consolidated companies	31,409	23,794	7,615	32.00
Assets	**22,653,307**	**21,444,150**	**1,209,157**	**5.64**
Due to banks	4,771,754	3,843,878	927,876	24.14
Customer deposits	12,257,660	12,587,644	-329,984	-2.62
Marketable debt securities	3,282,785	2,583,962	698,823	27.04
Other liabilities	474,560	638,433	-163,873	-25.67
Accrual accounts	251,459	268,659	-17,200	-6.40
General risk allowance and other	234,155	188,411	45,744	24.28
Consolidated income	119,486	108,613	10,873	10.01
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	113,656	112,863	793	0.70
Reserves	617,929	592,279	25,650	4.33
Reserves at consolidated companies	62,577	52,122	10,455	20.06
Liabilities and shareholders' equity	**22,653,307**	**21,444,150**	**1,209,157**	**5.64**
(1) Credit facilities and loans ex-securitization	17,846,694	15,980,907	1,865,787	11.68



6 Customer funds and lending

Thousands of €	12/31/2002	12/31/2001	Variation Amount	%
CUSTOMER FUNDS	12,257,660	12,587,644	-329,984	-2.62
Customer deposits	386,815	335,351	51,464	15.35
Government entities	11,454,668	11,804,198	-349,530	-2.96
Residents	4,631,684	4,494,803	136,881	3.05
Demand deposits	111,004	125,599	-14,595	-11.62
Savings deposits	3,048,509	3,321,394	-272,885	-8.22
Time deposits	3,663,471	3,862,402	-198,931	-5.15
Securities sold under repurchase agreement				
Nonresidents	416,177	448,095	-31,918	-7.12
Marketable debt securities	3,282,785	2,583,962	698,823	27.04
Total	**15,540,445**	**15,171,606**	**368,839**	**2.43**
CREDIT FACILITIES AND LOANS				
Loans to government entities	4,190	21,223	-17,033	-80.26
Loans to resident borrowers	14,794,971	14,294,615	500,356	3.50
Commercial bills	985,601	1,153,246	-167,645	-14.54
Secured loans	10,021,912	9,466,322	555,590	5.87
Lease receivables	565,037	556,425	8,612	1.55
Other loans	3,222,421	3,118,622	103,799	3.33
Nonresident borrowers	384,338	511,848	-127,510	-24.91
Nonperforming loans	61,812	54,343	7,469	13.74
Subtotal	**15,245,311**	**14,882,029**	**363,282**	**2.44**
Loan loss allowance (excluding off-balance-sheet risks)	238,643	191,273	47,370	24.77
Total	**15,006,668**	**14,690,756**	**315,912**	**2.15**
Total ex-securitization	**17,846,694**	**15,980,907**	**1,865,787**	**11.68**



PARTIC. 2592
EMPRESAS 1080 88
PYMES 1316 74
C.A.T.O. 2987 358
EBANKIN 1310 218
OTROS 2365 364
I U R 11482 75

7 Analysis of credit risk

Thousands of €	12/31/2002	12/31/2001	Variation Amount	%
Risk exposure	20,378,542	18,628,203	1,750,339	9.40
Total nonperforming balances	62,330	54,449	7,881	14.47
Total allowances	274,779	217,378	57,401	26.41
Mandatory allowances	272,779	212,946	59,833	28.10
Specific	32,778	30,814	1,964	6.37
General	240,001	182,132	57,869	31.77
Nonperforming loans/total risk exposure (%)	0.31	0.29	0.02	6.90
Recorded allowance/nonperforming loans (%)	440.85	399.23	41.61	10.42
Recorded allowance/unsecured nonperforming loans (%)	393.88	392.87	1.01	0.26

NONPERFORMING LOANS AND ALLOWANCES



300
250
200
150
100
50
0
Millions of euros
274.78
62.33
1998
1999
2000
2001
4thQ 2002
Nonperforming loans
Allowances

VARIATION IN RECORDED ALLOWANCE/NONPERFORMING LOANS



450
400
350
300
250
200
Percentage
440.85 %
1998
1999
2000
2001
4thQ 2002



8. Comparative income statements

Thousands of €	2002		2001		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**22,321,380**	**100**	**21,821,517**	**100**	**499,863**	**2.29**
Interest and similar revenues	983,326	4.41	1,104,202	5.06	-120,876	-10.95
of which: fixed-income securities	108,749	0.49	130,659	0.60	-21,910	-16.77
- Interest and similar expenses	595,525	2.67	737,574	3.38	-142,049	-19.26
+ Equities portfolio revenues	646	0.00	1,312	0.01	-666	-50.76
= Net interest income	**388,447**	**1.74**	**367,940**	**1.69**	**20,507**	**5.57**
+ Fees and commissions, net	139,857	0.63	128,110	0.59	11,747	9.17
= Basic income	**528,304**	**2.37**	**496,050**	**2.27**	**32,254**	**6.50**
+ Revenue from financial transactions	19,818	0.09	56,998	0.26	-37,180	-65.23
= Total net ordinary revenue	**548,122**	**2.46**	**553,048**	**2.53**	**-4,926**	**-0.89**
- General administrative expenses	290,791	1.30	304,622	1.40	-13,831	-4.54
a) Personnel expenses	166,888	0.75	168,715	0.77	-1,827	-1.08
b) Other administrative expenses	123,903	0.55	135,907	0.62	-12,004	-8.83
- Depreciation and write-down of tangible and intangible assets	22,365	0.10	23,162	0.11	-797	-3.44
+ Other operating items	7,737	0.03	3,769	0.02	3,968	105.28
= Net operating income	**242,703**	**1.09**	**229,033**	**1.05**	**13,670**	**5.97**
+/- Gains (losses) on companies carried by the equity method	18,615	0.08	15,997	0.07	2,618	16.37
- Amortization of goodwill in consolidation	2,640	0.01	1,958	0.01	682	34.83
+ Gains (losses) on Group transactions	-1,917	-0.01	4,561	0.02	-6,478	-142.03
- Write-offs and provisions for loan losses	66,263	0.30	68,597	0.31	-2,334	-3.40
of which: Statistical loan loss allowance	45,359	0.20	34,680	0.16	10,679	30.79
- Write-down of long-term financial investments	1,853	0.01	6,159	0.03	-4,306	-69.91
+/- Extraordinary income	-2,443	-0.01	-5,005	-0.02	2,562	51.19
- Income before taxes	**186,202**	**0.83**	**167,872**	**0.77**	**18,330**	**10.92**
- Corporate income tax	66,716	0.30	59,259	0.27	7,457	12.58
= Net consolidated income	**119,486**	**0.53**	**108,613**	**0.50**	**10,873**	**10.01**
- Income (loss) attributed to minority	9,157	0.04	10,248	0.05	-1,091	-10.65
= Income (loss) attributed to the Group	**110,329**	**0.49**	**98,365**	**0.45**	**11,964**	**12.16**

9.Quarterly statements of income


Consiga

Thousands of €	2002						2001
		Variation					
	4th Q	4Q02/4Q01	4Q02/3Q02	3rd Q	2nd Q	1st Q	4th Q
Interest and similar revenues	251,821	-4.09%	0.14%	251,461	240,459	239,585	262,556
of which: fixed-income securities	29,332	-17.08%	10.62%	26,515	26,089	26,813	35,375
- Interest and similar expenses	153,039	-5.64%	-2.08%	156,297	143,888	142,301	162,179
+ Equities portfolio revenues	20	-77.53%	-90.05%	201	368	57	89
= Net interest income	**98,802**	**-1.66%**	**3.60%**	**95,365**	**96,939**	**97,341**	**100,466**
+ Fees and commissions, net	37,657	10.36%	13.26%	33,247	34,864	34,089	34,121
= Basic income	**136,459**	**1.39%**	**6.10%**	**128,612**	**131,803**	**131,430**	**134,587**
+ Revenue from financial transactions	710	-93.22%	-87.61%	5,730	4,818	8,560	10,475
= Total net ordinary revenue	**137,169**	**-5.44%**	**2.10%**	**134,342**	**136,621**	**139,990**	**145,062**
- General administrative expenses	85,770	-7.79%	28.59%	66,700	72,221	66,100	93,019
a) Personnel expenses	49,940	-12.30%	31.30%	38,036	40,420	38,492	56,941
b) Other administrative expenses	35,830	-0.69%	25.00%	28,664	31,801	27,608	36,078
- Depreciation and write-down of tangible and intangible assets	5,476	-4.32%	-4.43%	5,730	5,619	5,540	5,723
+ Other operating items	3,052	262.47%	95.77%	1,559	1,815	1,311	842
= Net operating income	**48,975**	**3.84%**	**-22.84%**	**63,471**	**60,596**	**69,661**	**47,162**
+/- Gains (losses) on companies carried by the equity method	4,121	-36.89%	-31.58%	6,023	4,632	3,839	6,530
- Amortization of goodwill in consolidation	659	-16.69%	0.15%	658	659	664	791
+ Gains (losses) on Group transactions	-887	-1,443.94%	66.31%	-2,633	-491	2,094	66
- Write-offs and provisions for loan losses	17,831	24.42%	17.64%	15,157	17,198	16,077	14,331
of which: Statistical loan loss allowance	11,228	102.09%	12.34%	9,995	12,410	11,726	5,556
- Write-down of long-term financial investments	515	-88.82%	-58.70%	1,247	-21	112	4,605
+/- Extraordinary income	15,047	37.23%	341.95%	-6,219	-4,930	-6,341	10,965
= Income before taxes	**48,251**	**7.23%**	**10.72%**	**43,580**	**41,971**	**52,400**	**44,996**
- Corporate income tax	17,127	13.44%	7.95%	15,866	15,032	18,691	15,098
= Net consolidated income	**31,124**	**4.10%**	**12.30%**	**27,714**	**26,939**	**33,709**	**29,898**
- Income (loss) attributed to minority	2,037	-30.64%	-20.74%	2,570	2,079	2,471	2,937
= Income (loss) attributed to the Group	**29,087**	**7.89%**	**15.68%**	**25,144**	**24,860**	**31,238**	**26,961**


Sobre todo ahora que
premiamos
los traspasos


...imagínese
la primera

Thousands of €	12/31/2002	12/31/2001	Variation Amount	%
Customer segments	148,853	135,297	13,556	10.02
PFS	10,548	10,713	-165	-1.54%
Private Banking	19,448	20,278	-830	-4.09
Corporate Banking	36,625	39,451	-2,826	-7.16
Individuals	62,443	45,753	16,691	36.48
Small Businesses	19,789	19,102	687	3.59
Capital market	8,209	9,715	-1,505	-15.50%
Other businesses	3,791	-4,774	8,565	179.41
Corporate Center	-50,524	-41,873	-8,652	20.66
Income after taxes attributed to the Group	**110,329**	**98,365**	**11,964**	**12.16**
Pro memoria:				
Equalization reserve	45,359	34,680	10,679	30.79
Mutual fund fees	63,981	68,125	-4,144	-6.08



Thousands of €			Variation	
	12/31/2002	12/31/2001	Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	22,324	22,209	115	0.52
Fees ceded to agents, virtual banking	29,201	32,620	-3,419	-10.48
Total fees paid	**51,525**	**54,829**	**-3,304**	**-6.03**
FEES RECEIVED				
Guarantees and L/C	13,306	12,858	448	3.48
Foreign exchange	7,929	7,608	321	4.22
Collections and payments	55,337	49,780	5,557	11.16
Trade notes and drafts	15,154	14,273	881	6.17
Demand deposits	4,517	4,145	372	8.97
Credit and debit cards	29,158	25,439	3,719	14.62
Checks	1,751	1,819	-68	-3.74
Payment orders	4,757	4,104	653	15.91
Securities services	26,403	26,949	-546	-2.03
Securities underwriting and placement	890	283	607	214.49
Securities purchases and sales	11,379	11,430	-51	-0.45
Administration and custody	14,134	15,236	-1,102	-7.23
Marketing of nonbank financial products	59,787	65,049	-5,262	-8.09
Of which: mutual fund mgt. fees	54,009	59,860	-5,851	-9.77
Other fees	28,620	20,695	7,925	38.29
Total fees received	**191,382**	**182,939**	**8,443**	**4.62**
FEES & COMMISSIONS, NET	**139,857**	**128,110**	**11,747**	**9.17**



12. Yields and costs

[data in %]	As of december 31st			
	2002		2001	
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	0.98	2.87	1.01	3.34
Government debt securities	7.58	4.80	8.92	4.72
Due from banks	13.27	5.28	12.67	5.79
Credit facilities and loans	69.06	4.62	67.52	5.47
Fixed-income securities	3.17	3.90	3.61	4.93
Equity securities	0.75	0.39	0.71	0.85
Average earning assets	**94.81**	**4.65**	**94.44**	**5.36**
Premises and equipment and intangibles	0.71		0.72	
Other assets	4.48		4.84	
Average total assets	**100.00**	**4.41**	**100.00**	**5.07**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	16.54	4.46	16.91	4.99
Customer deposits	59.46	2.52	61.32	3.38
Deposits	42.52	2.24	46.45	3.13
Securities sold under repurchase agreement	16.94	3.23	14.87	4.17
Marketable debt securities	11.72	3.19	9.48	4.34
Subordinated liabilities	0.89	6.44	0.91	5.65
Average interest-bearing funds	**88.61**	**3.01**	**88.62**	**3.81**
Other liabilities	6.35		6.45	
Shareholders' equity	5.04		4.93	
Average total funds	**100.00**	**2.67**	**100.00**	**3.38**
Net interest margin		**1.74**		**1.69**

BASIC MARGIN


140
130
120
110
Millions of euros
4thQ 2001
1stQ 2002
2ndQ 2002
3rdQ 2002
4thQ 2002

13. Shareholders' equity

Thousands of €	12/31/2002	12/31/2001	Variation Amount	Variation %
Paid-in capital and reserves	804,860	769,661	35,199	4.57
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-15,116	-15,091	-25	0.17
Intangible assets	-12,117	-13,455	1,338	-9.94
Tier 1	**1,024,921**	**988,409**	**36,512**	**3.69**
Revaluation reserve	22,225	22,225	-	-
General allowances	47,307	39,690	7,617	19.19
Subordinated debt financing	185,747	197,767	-12,020	-6.08
Recorded general loan loss allowance	205,679	164,002	41,677	25.41
Tier 2	**460,958**	**423,684**	**37,274**	**8.80**
Capital Base	**1,485,879**	**1,412,093**	**73,786**	**5.23**
Risk-weighted assets	12,742,299	12,034,770	707,529	5.88
Tier 1 (%)	8.04	8.21	-0.17	-2.07
Tier 2 (%)	3.62	3.52	0.10	2.83
Capital ratios (%)	11.66	11.73	-0.07	-0.60
Excess	466,495	449,311	17,184	3.82





Period per share data (€)	
Earnings per share	1.48
Dividend per share	0.89
Book value per share	11.25
Price at beginning of year	32.86
Low	21.89
High	36.43
Closing price	23.61
Appreciation in last quarter (%)	6.35
Appreciation in last 12 months (%)	-28.15
Stock market ratios	
Price/Book value (times)	2.10
PER (price/earnings, times)	15.99
Number of shareholders	137,761
Number of shares	75,770,425
Average daily trading (number of shares)	404,894
Average daily trading (thousands of euros)	10,716

BANKINTER'S MARKET CAPITALIZATION TREND

4,000

3,000

2,000

1,000

Millions of euros

87 90 93 96 99 4thQ 02

15.People

Number of employees (*)	3,010
Average length of service of employees (in years)	11.09
Average age (in years)	36.78
Diversity in terms of men-women (%)	55.98 / 44.02
Employees who telework (%)	79.40
Internal job rotation (%)	30.57
External turnover (%)	5.96
Employees with university degrees and postgraduate studies (%)	63.66
Employees linking up to the Internet daily via the Bank's platform (%)	94.24

(*) Full-time equivalent



Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM



#16

03 MAY 20 AM 7:21

1st quarter
march:2003
financial summary

BANKINTER
www.ebankinter.com

1.Financial highlights



eba

Thousans of €	03/31/2003	03/31/2002	%	03/31/2003 Million US$ (1)
BALANCE SHEET				
Total assets	23,092,767	21,315,671	8.34	25,159.57
Credit facilities and loans	15,363,815	15,264,560	0.65	16,738.88
Credit facilities and loans ex-securitization	18,122,087	16,519,729	9.70	19,744.01
Customer funds	15,894,893	15,721,000	1.11	17,317.49
Off-balance-sheet managed funds	7,434,009	7,292,184	1.94	8,099.35
EARNINGS				
Net interest income	100,698	97,341	3.45	109.71
Basic income	134,893	131,430	2.63	146.97
Total net ordinary revenue	137,690	139,990	1.64	150.01
Net operating income	71,656	69,661	2.86	78.07
Income before taxes	55,504	52,400	5.92	60.47
Net income attributed to the Group	33,451	31,238	7.08	36.44
RATIOS				
Nonperforming loans/total risk exposure	0.31%	0.29%	6.90	
Recorded allowance/nonperforming loans	452.23%	410.71%	10.11	
Efficiency ratio	45.66%	47.22%	-3.30	
ROE	17.47%	16.97%	2.95	
ROA	0.59%	0.59%	-	
Capital ratios	11.70%	11.89%	-1.62	
Tier 1 capital	8.01%	8.25%	-2.91	
BANKINTER SHARES				
Number of shares	75,770,425	75,584,337	0.25	
Closing price	24.98	34.90	-28.42	
EPS, Earnings per share (euros)	0.45	0.42	6.57	
DPS, Dividend per share (euros)	0.23	0.22	5.00	
BRANCHES AND CENTERS				
Number of branches	286	283	1.06	
Commercial management centers				
Company Business Units	40	37	8.11	
Small Businesses	7	0	-	
Number of Private Banking Management Centers	26	17	52.94	
Corporate Partnerships	424	405	4.69	
Number of agents	982	1,126	-12.79	
Telephone banking and Internet	3	3	-	
HEADCOUNT				
Number of employees (full-time equivalent)	2,936	2,959	-0.78	

(1) 1Euro = 1,0895 US $

2.Introduction

The Bankinter Group's earnings in the first quarter of the year performed favorably. It reported growth of 7.08% in net attributed income. Average total assets increased by 7.73% in line with reported results.

The first quarter of 2003 was marked by the war in Iraq, which aggravated the existing market instability and growth slowdown. However, Bankinter considers that it is in an enviable position to emerge from this scenario of uncertainty comparatively stronger. This confidence is based on a sound capital base underpinned by an excellent nonperforming loan figure, significant provisions and the solvency of our business model.

Bankinter has a value proposition for its customers which is clearly different from that of its competitors since it is based on service quality, innovative financial products and services and a fully integrated multichannel offering.

This strategy, together with an increase in securitization and cost control, has led to progressive growth in income from customer business, particularly in Individual Banking (up 19.76%), and to improved efficiency (45.66%) with respect to the first quarter of 2001.

Earnings per share were €0.45, up 7.14% on the same period in 2002.

Margins and earnings

Bankinter's income statement for the period ended March 31, 2003 showed growth in the main business margins: 3.45% in net interest revenue; 2.63% in basic margin and 2.86% in net operating income.

Income from customer business, which is the basis of banking, performed positively in the first quarter, with profitability growth of 2.67% with respect to the same period in 2002, taking income to €38.41 million.

The customer funds of €23,328 million as of March 31 were 1.37% higher than at the same date in 2002. The Bank's credit facilities and loans of €15,363 million remained steady with respect to the same date in 2002 and were up 9.70% year-on-year excluding the effect of the mortgage securitizations performed from the last quarter of 2001.

Bankinter continues to strive to contain general administrative expenses, which decreased by 4.90% in the first quarter of 2003. These expenses consist of personnel expenses (down 3.81%) and other administrative expenses (down 6.41%).

Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €63.98 million, equivalent to 0.31% of the Bank's computable risk assets. This ratio has shown no change in the last six months. The ratio of the recorded allowance to nonperforming loans was 452.23%. Both ratios were among the best of all European banks. Loan loss provisions increased by 25.01% with respect to the corresponding period of 2002. The impact of the statistical loan loss coverage provision was €11.60 million, representing 20.90% of pretax income for the period. The aggregate of the general-purpose allowances and this provision represented 27.02% of pretax income for the year.

On April 5, Bankinter paid the fourth 2002 dividend of €0.238455 per share, an increase of 5% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



81
80
79
78
77
76
Mar 02
Jun
Sep
Dec
Mar 03

Corporate Banking
Private Banking
Individuals
Small Bussines

By distribution channel



82
81
80
79
78
77
76
Mar 02
Jun
Sep
Dec
Mar 03

Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking

4.Customer activity

Customer business at Bankinter is based on a multichannel strategy which aims to provide customers with a range of channels for dealings with the Bank so that they can use the one that is most convenient and attractive at any given time.

This multichannel strategy signifies high service quality in each form of customer interaction with the Bank. Indicative of its success among customers is the fact that overall customer satisfaction is around seven percentage points above market and that 77% of customers use more than one channel to link up to the Bank.

In the first quarter of 2003, over 153 million transactions were performed by customers, up 16.87% on the figure for the same period in 2002. This increase is particularly noteworthy in light of the market scenario in the last twelve months.

Internet has strengthened its position as the leading relationship channel, accounting for 45.62% of all transactions; it is followed by branches (37.86%) and telephone banking (10.52%).

The number of products used per customer fell slightly to 5.67 products and the churn rate remained stable at 6.48%.



Evolution of transactions by channel (%)



100
75
50
25
0
Percentage of transactions
46%
52%
38%
1998
1999
2000
2001
2002
1Q 2003



Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

4.Customer activity (cont.)

Use of channels



37%
40%
23%



1 Channel
2 Channels
3 Channels

Products by customer



5.9
5.8
5.75
5.7
5.67
5.6
Number of products
Mar 02
Jun
Sep
Dec
Mar 03

Abandonment rate



10
9
8
7
6.36
6.48
6
% Annual rate
Mar 02
Jun
Sep
Dec
Mar 03



5.Balance sheet

Thousans of €	03/31/2003	03/31/2002	Variation Amount	%
Cash on hand and on deposit at central banks	150,139	206,211	-56,072	-27.19
Government debt securities	2,953,693	1,514,453	1,439,240	95.03
Due from banks	2,356,549	2,618,470	-261,921	-10.00
Credit facilities and loans (1)	15,363,815	15,264,560	99,255	0.65
Fixed-income securities	1,320,978	706,683	614,295	86.93
Equity securities	133,305	187,129	-53,824	-28.76
Premises and equipment and intangibles	151,845	163,781	-11,936	-7.29
Treasury stock	16,184	16,089	95	0.59
Other assets	490,104	482,548	7,556	1.57
Accrual accounts	116,435	124,765	-8,330	-6.68
Losses at consolidated companies	39,720	30,982	8,738	28.20
Assets	**23,092,767**	**21,315,671**	**1,777,096**	**8.34**
Due to banks	4,913,457	3,312,432	1,601,025	48.33
Customer deposits	12,513,286	13,552,863	-1,039,577	-7.67
Marketable debt securities	3,381,607	2,168,137	1,213,470	55.97
Other liabilities	505,240	477,298	27,942	5.85
Accrual accounts	201,858	286,443	-84,585	-29.53
General risk allowance and other	233,371	211,897	21,474	10.13
Consolidated income	37,332	35,079	2,253	6.42
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	113,656	113,377	279	0.25
Reserves	655,247	627,162	28,085	4.48
Reserves at consolidated companies	70,427	63,697	6,730	10.57
Liabilities and shareholders' equity	**23,092,767**	**21,315,671**	**1,777,096**	**8.34**
(1) Credit facilities and loans ex-securitization	18,122,087	16,519,729	1,602,358	9.70



6.Customer funds and lending

Thousans of €	03/31/2003	03/31/2002	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	12,513,286	13,552,863	-1,039,577	-7.67
Government entities	210,960	282,241	-71,281	-25.26
Residents	11,886,490	12,850,182	-963,692	-7.50
Demand deposits	5,165,927	4,622,329	543,598	11.76
Savings deposits	111,130	112,821	-1,691	-1.50
Time deposits	3,367,227	4,403,022	-1,035,795	-23.52
Securities sold under repurchase agreement	3,242,206	3,712,010	-469,804	-12.66
Nonresidents	415,836	420,440	-4,604	-1.10
Marketable debt securities	3,381,607	2,168,137	1,213,470	55.97
Total	**15,894,893**	**15,721,000**	**173,893**	**1.11**
Off-balance-sheet managed funds	**7,434,009**	**7,292,184**	**141,825**	**1.94**
of wich:				
Mutual funds	5,646,556	5,417,088	229,468	4.24
Pension funds	447,042	437,328	9,714	2.22
CREDIT FACILITIES AND LOANS				
Loans to government entities	75,202	43,724	31,478	71.99
Loans to resident borrowers	15,226,494	14,765,038	461,456	3.13
Commercial bills	956,602	1,085,731	-129,129	-11.89
Secured loans	10,615,478	10,036,270	579,208	5.77
Lease receivables	554,446	554,587	-141	-0.03
Other loans	3,099,968	3,088,450	11,518	0.37
Nonresident borrowers	250,591	591,703	-341,112	-57.65
Nonperforming loans	62,718	55,810	6,908	12.38
Subtotal	**15,615,005**	**15,456,275**	**158,730**	**1.03**
Loan loss allowance (excluding off-balance-sheet risks)	251,190	191,715	59,475	31.02
Total	**15,363,815**	**15,264,560**	**99,255**	**0.65**
Total ex-securitization	**18,122,087**	**16,519,729**	**1,602,358**	**9.70**



7.Analysis of credit risk

Thousans of €	03/31/2003	03/31/2002	Variation Amount	%
Risk exposure	20,609,154	19,122,865	1,486,289	7.77
Total nonperforming balances	63,981	56,356	7,625	13.53
Total allowances	289,343	231,462	57,881	25.01
Mandatory allowances	287,343	227,074	60,269	26.54
Specific	32,347	30,158	2,189	7.26
General	145,230	132,386	12,844	9.70
Statistic	109,766	64,530	45,236	70.10
Nonperforming loans/total risk exposure (%)	0.31	0.29	0.02	6.90
Nonperforming mortgage loans ratio (%)	0.18	0.22	-0.04	-17.38
Recorded allowance/nonperforming loans (%)	452.23	410.71	41.52	10.11
Recorded allowance/unsecured nonperforming loans (%)	387.89	399.39	-11.50	-2.88

Variations in nonperforming loans

Thousans of €	03/31/2003	03/31/2002	Variation Amount	%
Opening balance (January 1)	63,172	54,811	8,361	15.25
=+ Additions	26,343	26,032	311	1.19
=- Recoveries	21,912	21,900	12	0.05
=- Write-offs	3,622	2,587	1,035	40.01
Ending balance (March31)	63,981	56,356	7,625	13.53
Balance of foreclosed assets	10,351	10,382	-31	-0.30

Nonperforming loans and allowances



300
250
200
150
100
50
0
Millions of euros
289.34
231.46
63.98
56.36
Mar 02
Jun
Sep
Dec
Mar 03
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



450
440
430
420
410
400
%
452.23
410.71
Mar 02
Jun
Sep
Dec
Mar 03

8.Comparative income statements

Thousans of €	2003		2002		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**23,176,383**	**100**	**21,512,590**	**100**	**1,663,793**	**7.73**
Interest and similar revenues	233,221	4.08	240,694	4.54	-7,473	-3.10
of which: fixed-income securities	43,448	0.76	27,922	0.53	15,526	55.60
- Interest and similar expenses	133,691	2.34	143,410	2.70	-9,719	-6.78
+ Equities portfolio revenues	1,168	0.02	57	0.00	1,111	1,949.12
= Net interest income	**100,698**	**1.76**	**97,341**	**1.84**	**3,357**	**3.45**
+ Fees and commissions, net	34,195	0.60	34,089	0.64	106	0.31
= Basic income	**134,893**	**2.36**	**131,430**	**2.48**	**3,463**	**2.63**
+ Revenue from financial transactions	2,797	0.05	8,560	0.16	-5,763	-67.32
= Total net ordinary revenue	**137,690**	**2.41**	**139,990**	**2.64**	**-2,300**	**-1.64**
- General administrative expenses	62,863	1.10	66,100	1.25	-3,237	-4.90
a) Personnel expenses	37,025	0.65	38,492	0.73	-1,467	-3.81
b) Other administrative expenses	25,838	0.45	27,608	0.52	-1,770	-6.41
- Depreciation and write-down of tangible and intangible assets	4,760	0.09	5,540	0.10	-780	-14.08
+ Other operating items	1,589	0.03	1,311	0.02	278	21.21
= Net operating income	**71,656**	**1.25**	**69,661**	**1.31**	**1,995**	**2.86**
+/- Gains (losses) on companies carried by the equity method	5,416	0.09	3,839	0.07	1,577	41.08
- Amortization of goodwill in consolidation	659	0.01	664	0.01	-5	-0.75
+ Gains (losses) on Group transactions	387	0.01	2,094	0.04	-1,707	-81.52
- Write-offs and provisions for loan losses	17,591	0.31	16,077	0.30	1,514	9.42
of which: Statistical loan loss allowance	11,603	0.20	11,726	0.22	-123	-1.05
- Write-down of long-term financial investments	285	0.00	112	0.00	173	154.46
+/- Extraordinary income	-3,420	-0.06	-6,341	-0.12	2,921	46.07
= Income before taxes	**55,504**	**0.97**	**52,400**	**0.99**	**3,104**	**5.92**
- Corporate income tax	18,172	0.32	17,321	0.33	851	4.91
= Net consolidated income	**37,332**	**0.65**	**35,079**	**0.66**	**2,253**	**6.42**
- Income (loss) attributed to minority	3,881	0.06	3,841	0.07	40	1.04
= Income (loss) attributed to the Group	**33,451**	**0.59**	**31,238**	**0.59**	**2,213**	**7.08**



Income attributed to the Group



35
30
25
20
31.24
33.45
Millions of euros
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003

9.Quarterly statements of income

Thousans of €	2003 1st Q	Variation 1Q03/1Q02	Variation 1Q03/4Q02	2002 4th Q	3rd Q	2nd Q	1st Q
Interest and similar revenues	233,221	-3.10%	-7.39%	251,821	251,461	239,350	240,694
of which: fixed-income securities	43,448	62.04%	48.12%	29,332	26,515	24,980	27,922
- Interest and similar expenses	133,691	-6.78%	-12.64%	153,039	156,297	142,779	143,410
+ Equities portfolio revenues	1,168	1,949.12%	5,740.00%	20	201	368	57
= Net interest income	**100,698**	**3.45%**	**1.92%**	**98,802**	**95,365**	**96,939**	**97,341**
+ Fees and commissions, net	34,195	0.31%	-9.19%	37,657	33,247	34,864	34,089
= Basic income	**134,893**	**2.63%**	**-1.15%**	**136,459**	**128,612**	**131,803**	**131,430**
+ Revenue from financial transactions	2,797	-67.32%	293.94%	710	5,730	4,818	8,560
= Total net ordinary revenue	**137,690**	**-1.64%**	**0.38%**	**137,169**	**134,342**	**136,621**	**139,990**
- General administrative expenses	62,863	-4.90%	-26.71%	85,770	66,700	72,221	66,100
a) Personnel expenses	37,025	-3.81%	-25.86%	49,940	38,036	40,420	38,492
b) Other administrative expenses	25,838	-6.41%	-27.89%	35,830	28,664	31,801	27,608
- Depreciation and write-down of tangible and intangible assets	4,760	-14.08%	-13.08%	5,476	5,730	5,619	5,540
+ Other operating items	1,589	21.21%	-47.94%	3,052	1,559	1,815	1,311
= Net operating income	**71,656**	**2.86%**	**46.31%**	**48,975**	**63,471**	**60,596**	**69,661**
+/- Gains (losses) on companies carried by the equity method	5,416	41.08%	31.42%	4,121	6,023	4,632	3,839
- Amortization of goodwill in consolidation	659	-0.75%	-	659	658	659	664
+ Gains (losses) on Group transactions	387	-81.52%	143.63%	-887	-2,633	-491	2,094
- Write-offs and provisions for loan losses	17,591	9.42%	-1.35%	17,831	15,157	17,198	16,077
of which: Statistical loan loss allowance	11,603	-1.05%	3.34%	11,228	9,995	12,410	11,726
- Write-down of long-term financial investments	285	154.46%	-44.66%	515	1,247	-21	112
+/- Extraordinary income	-3,420	-46.07%	-122.73%	15,047	-6,219	-4,930	-6,341
= Income before taxes	**55,504**	**5.92%**	**15.03%**	**48,251**	**43,580**	**41,971**	**52,400**
- Corporate income tax	18,172	4.91%	13.50%	16,010	14,401	13,872	17,321
= Net consolidated income	**37,332**	**6.42%**	**15.79%**	**32,241**	**29,179**	**28,099**	**35,079**
- Income (loss) attributed to minority	3,881	1.04%	23.01%	3,155	4,035	3,239	3,841
= Income (loss) attributed to the Group	**33,451**	**7.08%**	**15.01%**	**29,086**	**25,144**	**24,860**	**31,238**

Basic income



140
130
120
110
131.43
134.89
Millions of euros
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003

Net operating income



75
65
55
45
69.66
71.66
Millions of euros
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003

10.Fees

Thousans of €	03/31/2003	03/31/2002	Variation Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	5,284	5,366	-82	-1.53
Fees ceded to agents, virtual banking	6,416	7,082	-666	-9.40
Total fees paid	**11,700**	**12,448**	**-748**	**-6.01**
FEES RECEIVED				
Guarantees and L/C	3,423	3,277	146	4.46
Foreign exchange	2,210	1,898	312	16.44
Collections and payments	13,181	12,259	922	7.52
Trade notes and drafts	3,743	3,840	-97	-2.53
Demand deposits	1,196	782	414	52.94
Credit and debit cards	6,509	6,085	424	6.97
Checks	484	441	43	9.75
Payment orders	1,249	1,111	138	12.42
Securities services	6,758	6,871	-113	-1.64
Securities underwriting and placement	8	22	-14	-63.64
Securities purchases and sales	3,152	3,307	-155	-4.69
Administration and custody	3,598	3,542	56	1.58
Marketing of nonbank financial products	13,301	15,093	-1,792	-11.87
Of which: mutual fund mgt. fees	12,140	13,887	-1,747	-12.58
Other fees	7,022	7,139	-117	-1.64
Total fees received	**45,895**	**46,537**	**-642**	**-1.38**
FEES & COMMISSIONS, NET	**34,195**	**34,089**	**106**	**0.31**


ebankinter

11.Yields and costs

data in %	As 31 of march			
	2003		2002	
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1.23	1.98	1.49	1.96
Government debt securities	14.44	4.05	7.85	5.12
Due from banks	9.42	4.96	13.26	4.83
Credit facilities and loans	65.06	4.35	68.74	4.86
Fixed-income securities	5.50	3.18	3.32	3.74
Equity securities	0.67	3.03	0.87	0.12
Average earning assets	**96.33**	**4.26**	**95.53**	**4.75**
Other assets	3.67		4.47	
Average total assets a)	100.00	4.10	100.00	4.54
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	20.85	3.93	15.31	4.53
Customer deposits	54.15	1.96	62.27	2.56
Deposits	40.95	1.67	45.50	2.27
Securities sold under repurchase agreement	13.20	2.84	16.77	3.35
Marketable debt securities	14.57	2.82	11.18	3.23
Subordinated liabilities	0.85	5.75	0.92	5.83
Average interest-bearing funds	**90.43**	**2.59**	**89.68**	**3.01**
Other liabilities	9.57		10.32	
Average total funds b)	**100.00**	**2.34**	**100.00**	**2.70**
Net interest margin a-b		**1.76**		**1.84**
Customer spread		**2.21**		**2.20**



12.Quarterly yields and costs

data in %	1Q02		2Q02		3Q02		4Q02		1Q03	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
ASSETS										
Cash on hand and on deposit at central banks	1.49	1.96	1.28	2.19	1.23	2.31	1.22	2.26	1.23	1.98
Government debt securities	7.85	5.12	7.19	4.61	7.09	4.91	8.11	4.80	14.44	4.05
Due from banks	13.26	4.83	12.19	5.06	14.17	5.06	14.26	5.94	9.42	4.96
Credit facilities and loans	68.74	4.86	71.31	4.67	70.24	4.53	67.79	4.50	65.06	4.35
Fixed-income securities	3.32	3.74	3.10	4.27	2.80	4.10	3.14	4.10	5.50	3.18
Equity securities	0.87	0.12	0.85	0.80	0.67	0.52	0.67	0.05	0.67	3.03
Average earning assets	**95.53**	**4.75**	**95.93**	**4.64**	**96.21**	**4.57**	**95.19**	**4.67**	**96.33**	**4.26**
Other assets	4.47		4.07		3.79		4.81		3.67	
Average total assets a)	**100.00**	**4.54**	**100.00**	**4.45**	**100.00**	**4.39**	**100.00**	**4.44**	**100.00**	**4.10**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	15.31	4.53	15.91	4.35	15.86	4.73	17.11	4.92	20.85	3.93
Customer deposits	62.27	2.56	62.08	2.50	60.92	2.56	58.00	2.33	54.15	1.96
Deposits	45.50	2.27	44.70	2.20	43.27	2.22	42.56	1.98	40.95	1.67
Securities sold under repurchase agreement	16.77	3.35	17.38	3.29	17.64	3.40	15.44	3.31	13.20	2.84
Marketable debt securities	11.18	3.23	10.94	3.10	11.94	3.09	13.13	3.35	14.57	2.82
Subordinated liabilities	0.92	5.83	0.91	6.97	0.87	0.00	0.83	7.91	0.85	5.75
Average interest-bearing funds	**89.68**	**3.01**	**89.85**	**2.95**	**89.59**	**3.05**	**89.06**	**3.03**	**90.43**	**2.59**
Other liabilities	10.32		10.15		10.41		10.94		9.57	
Average total funds b)	**100.00**	**2.70**	**100.00**	**2.65**	**100.00**	**2.73**	**100.00**	**2.70**	**100.00**	**2.34**
Net interest margin a-b		**1.84**		**1.80**		**1.67**		**1.74**		**1.76**
Customer spread		**2.20**		**2.08**		**1.88**		**1.98**		**2.21**

Evolution Customer spread


2.50
2.25
2.00
1.75
1.50
2.20
2.21
Annualize quarterly rate
Mar 02
Jun
Sep
Dec
Mar 03

Return on lending and Cost of customer funds


5
4
3
2
4.86
4.35
2.66
2.14
Annualize quarterly rate
Mar 02
Jun
Sep
Dec
Mar 03
Cost of customer funds
Return on lending

13.Contribution by business area

Thousans of €	03/31/2003	03/31/2002	Variation Amount	%
Customer segments	38,414	37,417	997	2.67
PFS	2,388	2,677	-289	-10.79
Private Banking	4,580	4,919	-339	-6.89
Corporate Banking	8,216	9,731	-1,515	-15.57
Individuals	18,120	15,130	2,990	19.76
Small Businesses	5,110	4,960	150	3.03
Capital market	1,382	2,528	-1,147	-45.36
General loan losses	3,339	968	2,372	245.12
Other businesses	-9,717	-9,484	-233	2.46
Corporate Center	33	-191	224	-117.22
Income after taxes attributed to the Group	**33,451**	**31,238**	**2,213**	**7.08**
Pro memoria(before taxes):				
Statistical loan loss allowance	11,603	11,726	-123	-1.05
Mutual fund fees	15,102	16,464	-1,362	-8.27


BANKINTER

14.Shareholders' equity and rating

Thousans of €

	03/31/2003	03/31/2002	Variation Amount	Variation %
Paid-in capital and reserves	812,321	784,187	28,134	3.59
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-16,184	-16,089	-95	0.59
Intangible assets	-11,743	-13,237	1,494	-11.29
Tier 1	**1,031,688**	**1,002,155**	**29,533**	**2.95**
Revaluation reserve	22,225	22,225	-	-
General allowances	53,662	47,307	6,355	13.43
Subordinated debt financing	185,747	197,767	-12,020	-6.08
Recorded general loan loss allowance	213,768	175,331	38,437	21.92
Tier 2	**475,402**	**442,630**	**32,772**	**7.40**
Capital Base	**1,507,090**	**1,444,785**	**62,305**	**4.31**
Risk-weighted assets	12,887,325	12,151,988	735,337	6.05
Tier 1 (%)	8.01	8.25	-0.24	-2.91
Tier 2 (%)	3.69	3.64	0.05	1.31
Capital ratios (%)	11.70	11.89	-0.19	-1.62
Excess	476,104	472,626	3,478	0.74

Ratings

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A



15.Creation of shareholder value

Period per share data (€)

Earnings per share	0.45
Dividend per share	0.23
Book value per share	11.48
Price at beginning of year	23.61
Low	21.62
High	26.60
Closing price	24.98
Appreciation in last quarter (%)	5.80
Appreciation in last 12 months (%)	-28.42
Stock market ratios	
Price/Book value (times)	2.18
PER (price/earnings, times)	13.76
Dividend yield (%)	3.61
Number of shareholders	135,208
Number of shares	75,770,425
Number of shares held by nonresidents	28,549,344
Average daily trading (number of shares)	284,761
Average daily trading (thousands of euros)	6,951



Variations in earnings and dividend per share


0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.42
0.45
0.22
0.23
Millions of euros
Mar 02
Jun
Sep
Dec
Mar 03
BPA
DPA

Bankinter's market capitalization trend


3,000
2,750
2,500
2,250
2,000
1,750
1,500
2,637.89
1,892.75
Millions of euros
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003

16.People

	03/31/2003	03/31/2002	Variation Amount	Variation %
Number of employees (*)	2,936	2,959	-23.00	-0.78
Average length of service of employees (in years)	11.27	11.01	0.26	2.36
Average age (in years)	36.95	36.83	0.12	0.33
Men (%)	54.96	56.20	-1.24	-2.21
Woman (%)	45.04	43.80	1.24	2.83
Employees who telework (%)	64.16	55.42	8.74	15.77
Internal job rotation (%)	31.14	31.12	0.02	0.06
External turnover (%)	3.80	5.40	-1.60	-29.63
Employees with university degrees and postgraduate studies (%)	67.87	63.11	4.76	7.54

(*) Full-time equivalent



17.Quarterly events

>> SHAREHOLDERS' MEETING

On March 18, Bankinter held a Shareholders' Meeting at which certain resolutions were adopted in keeping with the requirements of transparency and the rules of good corporate governance, representing significant improvements for the shareholders. These resolutions most notably include the elimination of measures against tender offers or of safeguard provisions in the bylaws, such as the 10% cap on the right to vote at Meetings; the quorum requirements for convening Meetings and adopting certain resolutions; and the requirements to be appointed as a director or chairman. Also noteworthy among the resolutions adopted were the regulations of the Audit Committee and the new system of directors' compensation.

In furtherance of the policy of facilitating shareholder access to information, all significant information was made available to the shareholders on the web pages of ebankinter.com one month before the Shareholders' Meeting was held. In this connection, it should be noted that the full wording of the proposed resolutions, the agenda and the auditors' report were included. Additionally, for the fourth year running, the possibility of proxy voting on the Internet was offered, while for the first time proxy voting was also possible by cellular phone. Lastly, it is worth highlighting the record quorum of 62.62%, which is an endorsement of the conduct of business by the Bank's Board of Directors.

In tune with this transparent approach, Bankinter was one of only two Spanish companies to appear in the worldwide ranking of the top 58 companies that best inform their investors and shareholders, according to a report published by the consultant PriceWaterhouseCoopers.

>> THE OPENING OF NEW CENTERS

During the year, Bankinter has been focusing decidedly on four business variables: two are product-related: mutual funds and mortgages, where Bankinter is already a benchmark; and two relate to two customer segments: private banking and SMEs. With respect to the first segment, the Bank has consolidated its Bankinter Private Banking business line aimed at high net worth customers. In this regard, with a view to offering a specific management service to customers of this type, the Bank has continued to open new Management and Counseling Centers during this quarter. Based on an exhaustive knowledge of the customer, a labor force specially trained to provide counseling services and state-of-the-art tools, these Centers have enabled Bankinter Private Banking to offer a global service of the utmost quality.

This quarter has also seen the opening and start-up of our new SME Centers, located mostly in industrial parks, whose aim is to attract new customers and provide closer and more specialized care than existing centers.

>> AWARD FOR GESBANKINTER FUNDS

Gesbankinter funds have won numerous awards this quarter in recognition of the soundness of their management and highlighting their privileged position compared to other funds with similar characteristics marketed by competitors. Noteworthy among these awards are those from Standard & Poor's as part of its annual award of prizes to the best funds and managers. At this year's ceremony, the Bank received three awards: Gesbankinter, Best Domestic Equity Securities Manager; the BK Dividendo funds, the Best Spanish Equity Securities Fund; and BK Fondo Internet, in the TMT Best Fund category.

Our manager, Gesbankinter, was also praised during the Inversión magazine 2002 awards ceremony, which also took place in the first quarter of this year, when it was voted as runner-up by Inversión readers to the Prize for Best Domestic Mutual Fund Manager.

>> AWARDS FOR THE HIPOTECA SIN PRODUCT

Special mention was also made in the *Inversión* magazine awards ceremony to another of the Bank's most innovative products, Hipoteca SIN, a lending product which has consolidated its position in the past few months as one of the mortgage loans with most market potential. According to *Inversión*, Hipoteca SIN was the Best Banking Product of the Year.

Another magazine, *Actualidad Económica*, chose Hipoteca SIN as one of the 100 Best Ideas of 2002, due to the numerous advantages making this loan one of the most attractive products on the market in its class: possibility of term extension, automatic drawdowns for consumer use and grace period, coupled with prices tailored to each customer's personal circumstances and rates starting from EURIBOR + 0.35%.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM


BANKINTER
www.ebankinter.com

#17

BANKINTER S.A.

Notice of and the Agenda for the Annual General Meeting of Shareholders on March 18 March 2003

The Board of Directors hereby resolves unanimously to approve the following notice of and Agenda for the 2003 Annual General Meeting of Shareholders:

"In a resolution of the Board of Directors of Bankinter S.A., of 15 January 2003, the Annual General Meeting of Shareholders is hereby convened to be held in the AGF-Unión Fénix Building, Paseo de la Castellana No. 33, 28046 Madrid, Spain, on March 18 2003, at 1 p.m. on second notice should it not be possible, in the absence of a quorum, to hold said meeting on first notice, also hereby convened in the same place and at the same time on March 17 2003, to debate the items on the following

AGENDA

AGENDA

1. Examination and approval of the 2002 Financial Statements, (the Balance Sheet, Profit and Loss Account Annual Report), the Management Report and Proposal for the distribution of income of Bankinter, S.A., and of the 2002 Financial Statements and Management Report of the Consolidated Group, including approval of a specific early-retirement fund for 19,500,000 euros, charged to reserves.

2. Approval of the Board of Directors' conduct of business in 2002 and interim dividend payments in 2002.

3. Appointment, ratification and re-election of Directors.

4. Appointment of the auditors for 2003.

5. Amendment of Articles 9, 10, 15, 21, 23, 26, 28, 29, 30, 31, 32 and 43 of the Bylaws, elimination of Article 40 and new headings for Articles 41, 42 and 43.

6. Elimination of the limit on the right to vote and other restrictions to shareholders' rights in the Bylaws: amendment to Article 16 (10% limit of the right to vote), Article 20 (quorum for constitution and passage of certain resolutions by the General Meeting), Article 25 (requirements for the appointment as Director) and Article 27 (requirements for the appointment as Chairman) of the company's Bylaws.

7. Authorization to the Board of Directors to approve a refunded version of the Bylaws.

8. Report on the redemption of the Fourth Issue and approval of the Fifth Issue of convertible debentures for Bankinter employees.

9. Authorization for the Board of Directors to increase the capital stock (Article 153.1.b) of the Spanish Corporations Act).

10. Authorization for the Board of Directors to acquire treasury stock, to sell or retire such treasury stock, to modify or reduce the par value of the shares, and to distribute to the shareholders the additional paid-in capital (issue premium).

11. Approval of a compensation plan for Directors pursuant to Article 32 of the Bylaws. Information on the execution of a compensation plan approved by the General Meeting.

12. Authorization for the Board of Directors to interpret, rectify and implement the resolutions of the Shareholders' Meeting.

ATTENDANCE

Holders of 600 or more shares who comply with the other requirements fixed in the Bylaws are entitled to attend: for these purposes, holders of smaller numbers of shares may form groups.

This right to attend may be delegated as provided for in the Bylaws and the Public Corporations Act.

The Bank shall provide the Shareholders with the attendance card, the proxy and the documents referred to, that may be also requested at www.ebankinter.com, from the Office of the Shareholder (ofiaccionista@bankinter.es, Tels. 913398330 and 913397500, fax 91 339 83 23), at "Banca Telefónica" – the telephone banking service (tel. 901132313), and in the Bank's Offices, Centers and Agents.

RIGHT TO INFORMATION

In line with the provisions of the Public Corporations Act and with the principle of disclosure to shareholders, said shareholders are entitled to review the following documents in the Bank's registered offices, consult them on its institutional website (www.ebankinter.com) and ask for them to be handed over or delivered, without charge:

1. The Annual Accounts (the Annual Report, Balance Sheet, Profit and Loss Accounts), Management Report and the Proposal for the application of the result of Bankinter, S.A. and the Consolidated Group for the 2002 financial period.
2. The auditors reports on the financial statements of Bankinter, S.A. and the Consolidated Group for the 2000, 2001 and 2002 financial periods.
3. Board of Directors Reports on Items 5, 6, 7, 9 and 10 of the Agenda for the General Meeting.
4. Motions on all the items on the Agenda for the General Meeting.
5. Bankinter Report on Corporate Governance.

INTERVENTION BY A NOTARY

The Board of Directors resolved to request the presence of a Notary-Public to draft Minutes of the meeting, pursuant to Article 114 of the Public Corporations Act and Article 101 of the Corporations Register Regulations.

The General Meeting is planned to be held, unless announced to the contrary, on second notice, i.e. on March 18 2003 in the place and at the time indicated. Attendance card registration begins one hour prior to the time indicated for the meeting".